Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

BELMOND LTD.,

LVMH MOËT HENNESSY - LOUIS VUITTON SE,

PALLADIO OVERSEAS HOLDING LIMITED

and

FENICE LTD.

Dated as of December 13, 2018

TABLE OF CONTENTS

Page

ARTICLE I	THE MERGER	2
Section 1.01.	The Merger	2
Section 1.02.	Closing	2
Section 1.03.	Effective Time	2
Section 1.04.	Memorandum of Association and Bye-Laws	2
Section 1.05.	Directors and Officers of Surviving Company	2
ARTICLE II	EFFECT ON THE SHARE CAPITAL OF THE CONSTITUENT ENTITIES	3
ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	8

i

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES	27
ARTICLE V	COVENANTS	30
Section 5.01.	Conduct of Business	30
Section 5.02.	No Solicitation by the Company; Company Board Recommendation	34
ARTICLE VI	ADDITIONAL AGREEMENTS	38

ii

Section 6.10.	Company Rights Plan; Takeover Statutes	47
Section 6.11.	Peruvian Tax Certification	47
Section 6.12.	Notice of Certain Events	47
Section 6.13.	Deregistration and Delisting	47
Section 6.14.	Resignation of Directors and Corporate Officers	47
ARTICLE VII	CONDITIONS PRECEDENT	48
Section 7.01.	Conditions to Each Party’s Obligation to Effect the Merger	48
Section 7.02.	Conditions to Obligation of Parent	48
Section 7.03.	Conditions to Obligations of the Company	49
ARTICLE VIII	TERMINATION, AMENDMENT AND WAIVER	50
ARTICLE IX	GENERAL PROVISIONS	53

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 13, 2018, is entered into by and among LVMH Moët Hennessy - Louis Vuitton SE, a corporation organized under the laws of France (“Parent”), Palladio Overseas Holding Limited, a company organized under the laws of England and Wales and an indirect, wholly-owned subsidiary of Parent (“Holding”), Fenice Ltd., an exempted company organized under the laws of Bermuda and a wholly-owned subsidiary of Holding (“Merger Sub”), and Belmond Ltd., an exempted company incorporated in Bermuda (the “Company”).

R E C I T A L S

WHEREAS, the board of directors of each of the Parent Parties has unanimously (a) approved the execution, delivery and performance by the Parent Parties of this Agreement and the Statutory Merger Agreement and the consummation of the transactions contemplated hereby and thereby, including the merger of Merger Sub with and into the Company, with the Company surviving such merger and continuing as a Bermuda exempted company and as a wholly-owned subsidiary of Holding (the “Merger”), on the terms and subject to the conditions set forth herein, (b) determined that the terms of this Agreement and the Statutory Merger Agreement, including the Merger and the other transactions contemplated by this Agreement and the Statutory Merger Agreement, are in the best interests of the Parent Parties, as applicable, and their respective shareholders, and fair to the shareholders of Merger Sub and (c) declared this Agreement  and the Statutory Merger Agreement advisable;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) approved the execution, delivery and performance of this Agreement and the Statutory Merger Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger, on the terms and subject to the conditions set forth herein, (b) determined that the terms of this Agreement and the Statutory Merger Agreement, including the Merger and the other transactions contemplated by this Agreement and the Statutory Merger Agreement, are in the best interests of the Company and its shareholders, (c) declared this Agreement and the Statutory Merger Agreement advisable and (d) resolved, subject to the terms and conditions set forth in this Agreement and the Statutory Merger Agreement, to recommend that the Company’s shareholders approve this Agreement and the transactions contemplated hereby, including the Merger, at the Company Shareholders Meeting;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent has entered into a Support Agreement, in the form attached as Exhibit A hereto (the “Support Agreement”), with Belmond Holdings 1 Ltd., an exempted company incorporated in Bermuda and a wholly-owned subsidiary of the Company (“Belmond Holdings” ), pursuant to which Belmond Holdings, on the terms and subject to the conditions set forth therein, has agreed to vote or cause to be voted all of the shares of the Company then held by Belmond Holdings in favor of the approval of this Agreement and the transactions contemplated hereby, including the Merger, at the Company Shareholders Meeting; and

WHEREAS, the Company and the Parent Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.01.        The Merger.  Subject to the terms and conditions of this Agreement and the Statutory Merger Agreement, and in accordance with the Bermuda Companies Act, at the Effective Time, (a) Merger Sub shall be merged with and into the Company such that the separate corporate existence of Merger Sub shall thereupon cease in accordance with Section 104H of the Bermuda Companies Act, (b) the Company shall be the surviving company in the Merger (the “Surviving Company”) and (c) the Merger shall have the effects set forth in this Agreement, the Statutory Merger Agreement and Section 109(2) of the Bermuda Companies Act.  As a result of the Merger, the Surviving Company shall become a subsidiary of Holding.

Section 1.02.        Closing.  Subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of all of the conditions set forth in ARTICLE VII, the closing of the Merger and the transactions contemplated hereby (the “Closing”) shall take place as soon as practicable, and in any event no later than the fifth (5th) Business Day, after the satisfaction or, to the extent permitted by Applicable Law, waiver of all of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law and this Agreement, waiver of such conditions thereat) at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, NY 10153, unless this Agreement has been terminated in accordance with its terms or another date and/or place is agreed to in writing by Parent and the Company; provided, however, that without the prior written consent of Parent, the Closing shall not occur earlier than thirty (30) days following the date hereof.  The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03.        Effective Time.  On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, the applicable Parent Parties and the Company shall (a) on the Closing Date, execute and deliver the Statutory Merger Agreement, (b) on or prior to the Closing Date, cause an application for registration of the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Bermuda Companies Act and to be accompanied by the documents required by Section 108(2) of the Bermuda Companies Act and (c) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by the Company and Parent and set forth in the Merger Application.  The Merger shall become effective on the issuance of the Certificate of Merger by the Registrar at the time and date shown on the Certificate of Merger.  Holding, Merger Sub and the Company agree that they will request that the Registrar provide in the Certificate of Merger that the effective time of the Merger shall be such time as mutually agreed upon by Parent and the Company and that the effective time of the Merger shall occur on the Closing Date (the “Effective Time”).

Section 1.04.        Memorandum of Association and Bye-Laws.  At the Effective Time, the memorandum of association and bye-laws of the Company, as are in effect immediately prior to the Effective Time, shall be the memorandum of association and bye-laws of the Surviving Company, until thereafter changed or amended as provided therein or by Applicable Law (in each case, subject to Section 6.04).

Section 1.05.        Directors and Officers of Surviving Company.  The directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Company, in each case, to hold office until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the Bermuda Companies Act and the bye-laws of the Surviving Company. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal.

ARTICLE II

EFFECT ON THE SHARE CAPITAL OF THE CONSTITUENT ENTITIES

Section 2.01.        Effect on Share Capital.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parent Parties, the Company, the holders of any Class A common shares, par value $0.01 per share, of the Company (the “Class A Shares”), the holders of any Class B common shares, par value $0.01 per share, of the Company (the “Class B Shares” and, together with the Class A Shares, the “Company Shares”) or the holders of any common shares, par value $0.01 per share, of Merger Sub (“Merger Sub Shares”):

(a)          Share Capital of Merger Sub.  Each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and converted into such number of fully paid and nonassessable Class A common shares, par value $0.01 per share, of the Surviving Company such that, when taken together with any Class A Shares that remain outstanding immediately following the Effective Time pursuant to Section 2.01(b) will equal the aggregate number of Class A Shares issued and outstanding immediately prior to the Effective Time.

(b)          Cancellation of Treasury Shares; Treatment of Class B Shares; Treatment of Parent-Owned Shares and Shares Owned by Company Subsidiaries.

(i)          All Company Shares issued and outstanding as of immediately prior to the Effective Time that (A) are owned by the Company as treasury shares or (B) are owned by any Parent Party shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor nor any repayment of capital be made in respect thereof.

(ii)         All Class B Shares issued and outstanding immediately prior to the Effective Time shall remain outstanding as Class B common shares, par value $0.01 per share, of the Surviving Company and shall be unaffected by the Merger.

(iii)        All Company Shares issued and outstanding immediately prior to the Effective Time that are owned by any direct or indirect wholly-owned Subsidiary of the Company (other than any Class B Shares, which shall be treated pursuant to Section 2.01(b)(ii)) and all Company Shares owned by any direct or indirect Subsidiary of Parent (other than Holding or Merger Sub) shall remain outstanding as shares of the same class of the Surviving Company and shall be unaffected by the Merger except that the number of shares of the Surviving Company represented thereby shall be adjusted as necessary such that each entity owns the same percentage of the outstanding shares of such class of the Surviving Company immediately following the Effective Time as such entity owned of such class of Company Shares immediately prior to the Effective Time, and no consideration shall be delivered in exchange therefor nor any repayment of capital be made in respect thereof.

(c)          Conversion of Class A Shares.  Each Class A Share issued and outstanding immediately prior to the Effective Time (other than Class A Shares to be cancelled or to remain outstanding in accordance with Section 2.01(b) and Dissenting Shares, which shall be treated pursuant to Section 2.03) shall be automatically converted into and shall thereafter represent only the right to receive an amount in cash equal to $25.00 per Class A Share, without interest (the “Per Share Merger Consideration” and in the aggregate for all such Class A Shares, the “Merger Consideration”).  Subject to Section 2.03 with respect to Dissenting Shares, at and as of the Effective Time, all such Class A Shares shall no longer be issued and outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time evidenced ownership of any Class A Shares (a “Certificate”) or person entered on the transfer records of the Company as the owner in book-entry of any uncertificated Class A Shares that were issued and outstanding immediately prior to the Effective Time (a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pertaining to the Class A Shares represented by such Certificate or Book-Entry Share, as applicable, without interest, upon the surrender thereof in accordance with Section 2.02.

Section 2.02.        Exchange of Certificates.

(a)          Paying Agent.  Not less than ten (10) Business Days prior to the Closing Date, the Parent Parties shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the payment and delivery to holders of Class A Shares of the aggregate Merger Consideration payable to such holders in connection with the Merger pursuant to Section 2.01(c) and Section 2.03(a) (the “Paying Agent”). In connection therewith, prior to the Closing Date, the Parent Parties shall enter into an agreement with the Paying Agent for its services in a form reasonably acceptable to the Company.  At or prior to the Effective Time, the Parent Parties shall deposit, or cause to be deposited, with the Paying Agent an amount in cash sufficient to pay the Merger Consideration payable to the holders of Class A Shares hereunder (such cash, together with any amounts deposited pursuant to the immediately following sentence, being hereinafter referred to as the “Payment Fund”).  If for any reason the Payment Fund is at any time inadequate to pay all amounts to which holders of Class A Shares shall be entitled under Section 2.01(c) and Section 2.03(a), including as a result of any investment losses, the Parent Parties shall promptly deposit, or cause to be deposited, additional cash with the Paying Agent so that the Payment Fund is at all times sufficient to make all payments to the former holders of Class A Shares of the aggregate Merger Consideration they are entitled to in respect thereof. The Payment Fund shall not be used for any purpose other than the payment to holders of Class A Shares of the Merger Consideration or payment to the Surviving Company as contemplated in Section 2.02(f).

(b)          Letter of Transmittal.  As promptly as reasonably practicable after the Effective Time (and in any event within three (3) Business Days after the Closing Date), the Parent Parties shall cause the Paying Agent to mail to each holder of record of a Certificate a form of letter of transmittal, which shall be in such form and have such other customary provisions as the Parent Parties may specify (subject to the Company’s reasonable approval thereof) and shall be prepared prior to the Closing, but which shall in any event specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, together with instructions thereto (the “Letter of Transmittal”).

(c)          Merger Consideration Received in Connection with Exchange.  In the case of Class A Shares represented by Certificates, upon the surrender of the Certificate representing Class A Shares for cancellation to the Paying Agent, together with a Letter of Transmittal duly, completely and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Paying Agent, and, in the case of Book-Entry Shares, without any action by the holders of any Book-Entry Shares, the Paying Agent shall deliver to such holder of Class A Shares the portion of the Merger Consideration into which such holder’s Class A Shares have been converted pursuant to Section 2.01(c) or Section 2.03(a), as applicable.  In the event of a transfer of ownership of Class A Shares that is not registered in the transfer records of the Company, the Merger Consideration in respect of such shares may be issued to a transferee if and only if the Certificate representing such Class A Shares (or, if such Class A Shares are held in book-entry form, proper evidence of such transfer) is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable share transfer Taxes have been paid or are not applicable.  Until surrendered as contemplated by this Section 2.02(c), subject to Section 2.03, each Class A Share, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive, upon surrender thereof, the Merger Consideration that the holders of Class A Shares are entitled to receive in respect of such shares pursuant to Section 2.01(c) or Section 2.03(a), as applicable (and the former holders of Class A Shares shall cease to have any rights as a shareholder with respect to the underlying shares, except as provided for herein or by any Applicable Law or Order).  No interest shall be paid or shall accrue on the cash payable with respect to the Class A Shares pursuant to this ARTICLE II, whether upon surrender of any Certificate or otherwise.

(d)          Treatment of Unexchanged Shares.  Except as provided in Section 2.02(j), no cash payment with respect to the Merger Consideration shall be paid to the holder of any unsurrendered Certificate until the surrender of such Certificate in accordance with this ARTICLE II.

(e)          No Further Ownership Rights in Company Shares.  The Per Share Merger Consideration paid in respect of each Class A Share in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Class A Shares. At the Effective Time, the share transfer books of the Company shall be closed, and from and after the Effective Time there shall be no further registration of transfers on the register of members of the Surviving Company of Class A Shares that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates (or evidence of ownership of Book-Entry Shares) formerly representing Class A Shares are presented to the Parent Parties or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE II, subject to satisfaction of the terms, conditions and requirements set forth in Section 2.02(c).

(f)          Termination of Payment Fund.  Any portion of the Payment Fund (including any interest received with respect thereto) that remains undistributed to the holders of Class A Shares following the first anniversary of the Closing Date shall, upon the request of the Parent Parties, be delivered to the Parent Parties, and any holder of Class A Shares who has not theretofore complied with this ARTICLE II shall thereafter look only to the Parent Parties for payment of their claim for the Merger Consideration.

(g)          No Liability.  Notwithstanding anything to the contrary in this Agreement, none of the Company, the Parent Parties or the Paying Agent shall be liable to any Person in respect of any Merger Consideration (including any portion of the Payment Fund in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  Any portion of the Payment Fund which remains undistributed to the holders of Class A Shares at such time at which such amounts would otherwise escheat to, or become the property of, any Governmental Entity, shall, to the extent permitted by Applicable Law, become the property of the Parent Parties or their designee, free and clear of all claims or interest of any Person previously entitled thereto.

(h)          Investment of Payment Fund.  The Paying Agent shall, pending its disbursement pursuant to this Section 2.02, invest the cash in the Payment Fund as directed by the Parent Parties in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5,000,000,000.  Any interest and other income resulting from such investments shall be payable to the Parent Parties.  No investment losses resulting from investment of the Payment Fund shall diminish the rights of any shareholder of the Company to receive the Per Share Merger Consideration or any other payment as provided herein, and the Parent Parties shall in any event be liable for the payment of all such amounts.

(i)          Withholding Rights.  Each of the Parent Parties and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement, including any amounts payable to any former holder of Class A Shares or Company Equity Awards, such amounts as are required to be deducted and withheld with respect to the making of such payment under Applicable Law with respect to Taxes.  Any amounts that are deducted and withheld from the amounts otherwise payable pursuant to this Agreement pursuant to the preceding sentence shall be timely paid over to the appropriate Governmental Entity. Amounts so withheld and timely paid over to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(j)          Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable and customary amount as the Parent Parties may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Parent Parties shall cause the Paying Agent to pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration.

Section 2.03.        Shares of Dissenting Holders.

(a)          At the Effective Time, all Dissenting Shares shall automatically be canceled and shall cease to exist and, unless otherwise required by Applicable Law, shall automatically be converted into the right to receive the Per Share Merger Consideration without interest pursuant to Section 2.01(c), upon the surrender thereof in accordance with Section 2.02. Any holder of Dissenting Shares shall, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda  under Section 106(6) of the Bermuda Companies Act (the “Appraised Fair Value”) is greater than the Per Share Merger Consideration also be entitled to receive from the Surviving Company an amount in cash equal to the difference between the Appraised Fair Value and the Per Share Merger Consideration in respect of each Dissenting Share by payment made within thirty (30) days after such Appraised Fair Value is finally determined pursuant to such appraisal procedure.

(b)          In the event that a holder of Dissenting Shares fails to exercise, effectively withdraws or otherwise waives any right to appraisal (each, an “Appraisal Withdrawal”), such holder shall have no other rights in respect of such Dissenting Shares, which shall have automatically been canceled and shall have ceased to exist at the Effective Time, other than the right to receive solely the Per Share Merger Consideration for each such Dissenting Share as contemplated by Section 2.01(c).

(c)          The Company shall give the Parent Parties (i) written notice of (A) any demands for appraisal of Dissenting Shares, Appraisal Withdrawals and any other written instruments, notices, petitions or other written communication received by the Company in connection with this Section 2.03 and (B) to the extent that the Company has Knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (ii) to the extent permitted by Applicable Law, the right to participate with the Company in any settlement negotiations and proceedings with respect to any demands for appraisal under the Bermuda Companies Act.  The Company shall not, without the prior written consent of the Parent Parties, voluntarily make any payment with respect to, offer to settle or settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to exercise appraisal rights in accordance with the Bermuda Companies Act. Payment of any amounts payable to holders of Dissenting Shares shall be the obligation of the Parent Parties.

Section 2.04.        Treatment of Company Stock Options, Company Restricted Share Awards, Company Deferred Share Awards and Other Company Awards.

(a)          Cancellation of Options.  In connection with the Merger, effective at the Effective Time, the Company Stock Options that are outstanding immediately prior to the Effective Time shall be canceled in exchange for the right to receive from the Surviving Company a lump-sum amount in cash (without interest, but less applicable withholding Taxes, if any) equal, for each tranche, to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration, over (B) the applicable per share exercise price of such Company Stock Options tranche, multiplied by (ii) the total number of Company Stock Options of such tranche immediately prior to the Effective Time (the “Option Consideration”). In the event the Option Consideration with respect to any Company Stock Option is equal to or less than zero, any such Company Stock Option shall be canceled and extinguished immediately upon the Effective Time without any payment or other consideration in respect thereof.

(b)          Cancellation of Company Performance Share Awards. In connection with the Merger, effective at the Effective Time, the Company Performance Share Awards that are outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right to receive from the Surviving Company a lump-sum amount in cash (without interest, but less applicable withholding Taxes, if any) equal to (i) the target number of Class A Shares subject to such Company Performance Share Awards (which number of Class A Shares corresponds to not more than the maximum number of Class A Shares set forth in Section 3.03(a)(B) together with the number of Class A Shares underlying Company Performance Share Awards that may be granted pursuant to and in accordance with Section 5.01(a)(xv)), multiplied by (ii) the Per Share Merger Consideration.

(c)          Cancellation of Company Deferred Share Awards and Company Restricted Share Awards. In connection with the Merger, effective at the Effective Time, the Company Deferred Share Awards and Company Restricted Share Awards that are outstanding immediately prior to the Effective Time shall be canceled in exchange for the right to receive from the Surviving Company a lump-sum amount in cash (without interest, but less applicable withholding Taxes, if any) equal to the product of (i) the Per Share Merger Consideration multiplied by (ii) the number of Class A Shares subject to such Company Deferred Share Awards or Company Restricted Share Awards.

(d)          Cancellation of Other Company Awards. In connection with the Merger, effective at the Effective Time, all rights of any kind, contingent or accrued, to acquire or receive Class A Shares or benefits measured by the value of Class A Shares, and each award of any kind consisting of Class A Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Company Share Plans or any other Company Benefit Plan, in each case that are outstanding immediately prior to the Effective Time, but other than the Company Stock Options, the Company Deferred Share Awards and the Company Restricted Share Awards (collectively, the “Other Company Awards”) shall be canceled in exchange for the right to receive from the Surviving Company a lump-sum amount in cash (without interest, but less applicable withholding Taxes, if any) equal to the product of (i) the Per Share Merger Consideration (less any per share exercise or similar per share acquisition price applicable to the relevant Other Company Award), multiplied by (ii) the total number of Class A Shares subject to such Other Company Awards immediately prior to the Effective Time.

(e)          Payment Procedures.  All amounts payable to holders of Company Stock Options, Company Deferred Share Awards, Company Restricted Share Awards and Other Company Awards pursuant to this Section 2.04 shall be paid through the payroll systems of the Surviving Company and its Subsidiaries promptly following the Closing Date (but in any event not later than the next regular employee payroll date occurring at least five (5) Business Days after the Closing Date); provided, however, that, to the extent any amounts described in this Section 2.04 relate to a payment that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Company or its Subsidiaries shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such payment that will not trigger a tax or penalty under Section 409A of the Code.

(f)          Action by the Company.  Prior to the Closing Date, the Company Board, or an appropriate committee thereof, as applicable, shall adopt such resolutions (a copy of which shall be promptly provided to the Parent Parties, and in any case no later than five (5) Business Days prior to the Closing Date) and take such other actions as are necessary to effectuate the provisions of this Section 2.04.

Section 2.05.        Adjustments.  Notwithstanding any provision of this ARTICLE II to the contrary, if between the date of this Agreement and the Effective Time the issued and outstanding Class A Shares shall have been changed into a different number of shares or a different class, by reason of any bonus issue, share dividend, subdivision, reclassification, change in capital structure, split, combination, consolidation or exchange of Company Shares, exercise of rights issued pursuant to the Company Rights Plan or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of Class A Shares will be appropriately adjusted to provide the holders of Class A Shares and the Parent Parties with the same economic effect as contemplated by this Agreement prior to such event; provided, however, that with respect to outstanding awards made under the Company Share Plan, any such adjustments shall be made in accordance with the Company Share Plan.  Nothing in this Section 2.05 shall be construed to permit the Company or any of its Subsidiaries to take any action that would otherwise be prohibited by this Agreement, including pursuant to Section 5.01(a).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Parent Parties that, except (a) as disclosed in the Company SEC Documents filed with, or furnished to, the SEC after January 1, 2017 and at least two (2) Business Days prior to the date of this Agreement and publicly available on the SEC website (excluding any redacted information and any disclosures in any risk factors section or any section related to forward-looking statements and any other disclosures that are predictive or forward-looking in nature) (it being understood that (i) no information set forth in the Company SEC Documents shall qualify or apply to the representations and warranties set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.18, Section 3.19 or Section 3.20 and (ii) any information set forth in a Company SEC Document shall be deemed to apply to and qualify any representation or warranty in this ARTICLE III only to the extent that it is reasonably apparent on its face that such information is relevant to such representation or warranty) or (b) as disclosed in the disclosure letter delivered by the Company to Parent at or before the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this ARTICLE III to which it corresponds and each other section or subsection of this ARTICLE III only to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

Section 3.01.        Qualification, Organization, Subsidiaries, etc.  The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of Bermuda and has all requisite power and authority necessary to own, lease and operate its properties (if any) and assets and to carry on its business as presently conducted, except where the failure to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Applicable Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties (if any) and assets and to carry on its business as presently conducted, except where the failure to be so duly organized, validly existing or in good standing or have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under Applicable Law) in each jurisdiction in which the properties and assets owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except, in the case of the Company and its Subsidiaries, where the failure to be so duly approved, qualified or licensed and in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent a true, correct and complete copy of the Company Organizational Documents and the Organizational Documents of each material Subsidiary of the Company, in each case as in effect as of the date of this Agreement.

Section 3.02.        Authority; Execution and Delivery; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to the receipt of the affirmative vote in favor of the approval of this Agreement of three-fourths of the votes cast (whether by show of hands or upon a demand for a poll) at the Company Shareholders Meeting by the holders of Class A Shares and Class B Shares, voting together as a single class, with each Class A Share being entitled to one-tenth (1/10th) of one vote per share and each Class B Share being entitled to one (1) vote per share on such matter (the “Company Shareholder Approval”).  The Company Board has unanimously: (a) approved the execution, delivery and performance of this Agreement and the Statutory Merger Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger, on the terms and subject to the conditions set forth herein; (b) determined that the Per Share Merger Consideration constitutes fair value for the Class A Shares in accordance with the Bermuda Companies Act; (c) determined that the terms of this Agreement, including the Merger and the other transactions contemplated by this Agreement, are in the best interests of the Company and its shareholders; (d) declared this Agreement advisable and (e) resolved to recommend, subject to the terms and conditions of this Agreement, that the Company’s shareholders approve this Agreement, including the Statutory Merger Agreement and the transactions contemplated hereby and thereby, including the Merger, at the Company Shareholders Meeting (the “Company Recommendation”).  The Company Board has directed that, subject to and in accordance with the terms of this Agreement, the Company submit the approval of this Agreement and the Statutory Merger Agreement to a vote at a meeting of the shareholders of the Company at which a quorum is present (whether in person or by proxy) of at least two persons holding or representing by proxy at least one-third of the then issued and outstanding Company Shares (including any adjournment, recess or postponement thereof, the “Company Shareholders Meeting”).  As of the date of this Agreement, such approvals, determinations and resolutions are valid and have not been amended or withdrawn.  Except for the Company Shareholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement and the Statutory Merger Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by Applicable Law).  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Parent Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exceptions”).

Section 3.03.        Capital Structure.  The authorized share capital of the Company consists of: (i) 240,000,000 Class A Shares, (ii) 120,000,000 Class B Shares and (iii) 30,000,000 preferred shares, par value $0.01 per share (“Preferred Shares”), of which 500,000 have been reserved for issuance as Series A Junior Participating Preferred Shares pursuant to the Company Rights Plan.

(a)          As of the close of business, New York City time, on December 12, 2018 (the “Capitalization Date”), and as set forth in detail on Section 3.03(a)(A) of the Company Disclosure Letter):

(A)	102,997,245 Class A Shares were issued and outstanding, including 763,892 Class A Shares subject to outstanding Company Restricted Share Awards;

(B)
709,700 Class A Shares were subject to outstanding Company Performance Share Awards (assuming vesting and settlement of such awards based on achievement of the applicable target performance goals in a manner consistent with Section 5.01(xv)(B));

(C)	25,740 Class A Shares were subject to outstanding Company Deferred Share Awards;

(D)
2,314,499 outstanding Company Stock Options with exercise prices as set forth in Section 3.03(b) of the Company Disclosure Letter (corresponding to an equivalent 1,243,514 Class A Shares on the basis of the treasury stock method and the Per Share Merger Consideration);

(E)	18,044,478 Class B Shares were issued and outstanding; and

(F)	no Other Company Awards or Preferred Shares were issued and outstanding.

          Attached as Section 3.03(a)(B) of the Company Disclosure Letter is a report provided to the Company by the Company’s transfer agent setting forth the number of issued and outstanding Class A Shares as of the Capitalization Date as set forth in Section 3.03(a)(A).

(b)          All outstanding Company Stock Options, Company Deferred Share Awards and Company Restricted Share Awards are evidenced by individual written award agreements similar to the forms that have been made available to Parent, and no such award agreement contains terms that are different in any material respect from the terms contained in any such forms. Section 3.03(b) of the Company Disclosure Letter sets forth a true, correct and complete list, in each case, as of the Capitalization Date, of all (i) issued and outstanding Class A Shares, (ii) issued and outstanding Class B Shares and (iii) outstanding Company Stock Options, Company Deferred Share Awards, Company Performance Share Awards and Company Restricted Share Awards, setting forth the number of shares subject to each award and the grant date thereof, the applicable exercise price of each outstanding Company Stock Option and the vesting terms of each outstanding Company Deferred Share Award, Company Performance Share Award and Company Restricted Share Award. No later than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent an updated Section 3.03(b) of the Company Disclosure Letter that will only (i) reflect updates to the extent any Company Stock Options have been exercised or forfeited and/or any Company Restricted Share Awards, Company Performance Share Awards or Company Deferred Share Awards have vested, settled or been forfeited prior to such date and (ii) include information with respect to all Company Equity Awards granted or issued, or to be granted or issued, after the date of this Agreement and on or prior to the Closing Date in accordance with Section 5.01(a)(xv).  Except as set forth in Section 3.03(a), Section 3.03(b) and for Company Equity Awards that may be granted pursuant to and in accordance with Section 5.01(a)(xv), no other Class A Shares or Class B Shares, no other Company Equity Awards and no Preferred Shares will have been issued or will be outstanding as of the Closing Date.

(c)          Except as set forth in Section 3.03(a) and Section 3.03(b), there are (i) no issued and outstanding shares of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exercisable or exchangeable for shares of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company or any Subsidiary of the Company, or that obligate the Company or any Subsidiary of the Company to issue, any shares of, or other equity or voting interests in, or any securities convertible into or exercisable or exchangeable for shares of, or other equity or voting interests in, the Company, (iv) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interests in, the Company and (v) no other rights or obligations by the Company or any of its Subsidiaries that are linked to or based on the stock price of stock performance of the Class A Shares, including any stock appreciation rights, “phantom” stock rights or rights or interests providing for profit participation or similar features tied to the stock price of the Class A Shares (the items described in clauses (i) through (v) being referred to collectively as “Company Securities”).  There are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (except pursuant to the acquisition by the Company of Class A Shares for purposes of satisfying Tax withholding obligations with respect to outstanding Company Equity Awards), including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.  There are no bonds, debentures, notes or other Indebtedness of the Company or its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Shares may vote.  Neither the Company nor any of its Subsidiaries is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities.  All issued and outstanding Company Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(d)          The Class A Shares constitute the only issued and outstanding class of securities of the Company or its Subsidiaries registered under the Exchange Act.

(e)          The Company is the sole record holder and sole beneficial owner of all of the issued and outstanding shares of Belmond Holdings. Belmond Holdings is the sole record holder and shared beneficial owner (together with the Company) of all of the issued and outstanding Class B Shares. Except for the foregoing, no Subsidiary of the Company holds of record or owns beneficially any Company Shares.

(f)          A true, correct and complete list of all of the Subsidiaries of the Company (other than dormant Subsidiaries) identifying for each Subsidiary its name and jurisdiction of incorporation or organization is set forth in Section 3.03(f) of the Company Disclosure Letter. All of the issued and outstanding shares of capital stock or voting securities of, or other equity interests in, each Subsidiary of the Company (collectively, “Subsidiary Securities”) have been validly issued and are solely owned by the Company, by another wholly-owned Subsidiary of the Company or by the Company and another wholly-owned Subsidiary of the Company (except for directors’ qualifying shares, nominee shareholders or the like), free and clear of all Liens (other than Permitted Liens and restrictions imposed by applicable securities laws) and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such Subsidiary Securities. There are no outstanding agreements (other than Organizational Documents of wholly-owned Subsidiaries of the Company) that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Subsidiary Securities.  There are no bonds, debentures, notes or other Indebtedness of the Company or its Subsidiaries having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of Subsidiary Securities may vote.  Neither the Company nor any of its Subsidiaries is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Subsidiary Securities. Except for the Subsidiary Securities, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any other Person.  Neither the Company nor any Subsidiary of the Company has any obligation, whether or not contingent or conditional, to make any capital contribution to or investment in, to extend any loan, credit or other advance to, or to guarantee any obligation of any other Person (other than a direct or indirect wholly-owned Subsidiary of the Company).

Section 3.04.        Governmental Authorization; Non-contravention.

(a)          The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing by the Company or its Subsidiaries with, any Governmental Entity other than (i) the filing of the Merger Application and related attachments with the Registrar and issuance by the Registrar of the Certificate of Merger pursuant to the Bermuda Companies Act, (ii) the Required Antitrust Approvals, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act (including the filing with the SEC of a copy of the Proxy Statement as an exhibit to a Current Report on Form 8-K), and any other applicable U.S. state or federal securities laws, and compliance with the rules and regulations of the NYSE, (iv) notification to the Bermuda Monetary Authority regarding the proposed change in beneficial ownership of the Company and (v) any consents, approvals, Orders, authorizations, registrations, declarations, notifications and filings the failure of which to be obtained, made or given, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent or materially delay, interfere with, impair or adversely affect the ability of the Company to consummate the Merger and the other transactions contemplated hereby.

(b)          The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Organizational Documents (subject to obtaining the Company Shareholder Approval), (ii) assuming compliance with the matters referred to in Section 3.04(a) and receipt of the Company Shareholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law or Order, (iii) assuming compliance with the matters referred to in Section 3.04(a) and receipt of the Company Shareholder Approval, require any consent or other action by any Person under, constitute a default, permit the termination, cancellation or acceleration of any right or obligation to which the Company or any of its Subsidiaries is entitled under, or require the consent of any third party under, any provision of any Contract binding upon the Company or any of its Subsidiaries as of the date hereof (whether after the giving of notice, with lapse of time, or otherwise) or any governmental licenses, authorizations or Permits or (iv) result in the creation or imposition of any Lien (other than a Permitted Lien) on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as, individually or in the aggregate, has not and would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent or materially delay, interfere with, impair or adversely affect the ability of the Company to consummate the Merger and the other transactions contemplated hereby.

Section 3.05.        Company SEC Documents.

(a)          The Company has filed with or furnished to the SEC, as applicable, all reports, schedules, forms, statements, prospectuses and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2017, and prior to the date hereof (together with any reports, schedules, forms, statements, prospectus and other documents voluntarily filed with or furnished to the SEC by the Company since January 1, 2017, and in each case, including any exhibits and schedules thereto and other information incorporated therein by reference, the “Company SEC Documents”).  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act or Exchange Act) and as of their respective SEC filing dates or, if amended or superseded by a subsequent filing, as of the date of such last amendment or superseded filing (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the published rules and regulations of the SEC applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (and, if amended, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  None of the Subsidiaries of the Company is required to file or furnish any report, schedule, form, statement or prospectus with the SEC pursuant to the Exchange Act or Securities Act.

(b)          The consolidated financial statements of the Company and its consolidated Subsidiaries (including the related notes) included or incorporated by reference in the Company SEC Documents, which have been derived from the books and records of the Company and its consolidated Subsidiaries, complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, had been prepared in accordance with GAAP (except, in the case of unaudited consolidated financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly presented in accordance with GAAP the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited consolidated financial statements, to appropriate year-end adjustments in accordance with past practice).

(c)          The Company has designed and maintains a system of internal controls over financial reporting and accounting (including “internal control over financial reporting” as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (iii) that transactions are executed only in accordance with the authorization of management and directors of the Company and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets that could have a material effect on the Company’s financial statements.  The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(d)          Since January 1, 2017, neither the Company, nor, to the Knowledge of the Company, the Company’s independent accountants, has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(e)          Except as described in the Company SEC Documents, neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, (i) any joint venture, off-balance sheet partnership or any similar Contract, or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its consolidated Subsidiaries in the Company SEC Documents, including the financial statements filed therewith.

(f)          At all times since the initial public offering of its Class A Shares, the Company has qualified as a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act.

(g)          Since January 1, 2017, neither the Company nor any of its Subsidiaries has extended or arranged any “extension of credit” to any director or executive officer of the Company as defined in Section 402 of the Sarbanes-Oxley Act.

(h)          The Company has made available to Parent true, correct and complete unredacted copies of all documents filed as exhibits to the Company SEC Documents subject to a request to the staff of the SEC for confidential treatment. The Company has not submitted any request for confidential treatment of documents filed as exhibits to the Company SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by staff of the SEC.

(i)          The Company has responded to all comment letters of the staff of the SEC relating to the Company SEC Documents received since January 1, 2016, and the SEC staff has not asserted to the Company in writing that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing review by the Staff of the SEC.  Since January 1, 2017, the Company has not received written notice from the Staff of the SEC indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC.

(j)          Since January 1, 2017, each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules or regulations promulgated by the SEC or the NYSE with respect to the Company SEC Documents, and the statements contained in such certifications were, at the time thereof, accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings given to such terms in the Sarbanes-Oxley Act.

(k)          Since January 1, 2017, neither the Company nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or any concerns from employees of the Company or its Subsidiaries regarding questionable accounting or auditing matters with respect to the Company or any of its Subsidiaries relating to periods after January 1, 2017, in each case that, individually or in the aggregate, relates to any matter reasonably believed by the Company to be material to the Company and its Subsidiaries, taken as a whole, in light of the facts known to the Company as of the date hereof forming the basis of such matter.

(l)          To the extent applicable to the Company, the audit committee of the Company Board has established “whistleblower” procedures that meet in all material respects the requirements of Rule 10A-3 under the Exchange Act. Except for matters that are not material, since January 1, 2017, to the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries has received any “complaints” (within the meaning of Rule 10A-3 under the Exchange Act) in respect of any accounting, internal accounting controls or auditing matters, and (ii) no complaint seeking relief under Section 806 of the Sarbanes-Oxley Act has been filed with the United States Secretary of Labor and no employee has threatened in writing to file any such complaint.

(m)         The Company is and since January 1, 2017 has been in compliance in all material respects with the listing and corporate governance rules and regulations of the NYSE that are applicable to the Company.

Section 3.06.          Absence of Certain Changes or Events.

(a)          Since September 30, 2018 (the “Balance Sheet Date”), there have not been any changes, effects, events, occurrences or developments that, individually or in the aggregate have had or would reasonably be expected to have a Company Material Adverse Effect.

(b)          From the Balance Sheet Date to the date of this Agreement, except for the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related to the sale process conducted by the Company in connection herewith, the business of the Company and the Company’s Subsidiaries has been conducted in all material respects in the ordinary course of business, and neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without the consent of Parent, would constitute a breach of Section 5.01(a)(i) (solely as to the Company), (ii), (iii) (solely as to the Company and the Charleston Subsidiaries), (iv), (v), (vi), (vii) (except that clause (A) shall refer to the Company’s plan and budget for the current year), (viii), (ix), (x), (xi), (xii), (xiii), (xv), (xvi), (xix) or (xxii) (solely, in the case of clause (xxii), to the extent related to the immediately preceding clauses).

Section 3.07.          No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities or obligations (a) reflected or reserved against in the Company’s financial statements (including the notes thereto) included in the Company SEC Documents, (b) incurred after the Balance Sheet Date in the ordinary course of business, (c) as contemplated by this Agreement or otherwise incurred in connection with the transactions contemplated hereby or (d) as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.08.        Absence of Litigation; Investigations.  There are no Actions pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of its or their respective directors, officers, properties or assets, or any Order to which the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of its or their respective directors, officers, properties or assets is subject, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not reasonably be expected to prevent or materially delay, interfere with, impair or adversely affect the ability of the Company to consummate the Merger and the other transactions contemplated hereby. Since January 1, 2017, the Company has not conducted or caused to be conducted any internal investigation or inquiry (other than routine audits or examinations conducted by the Company’s internal audit function in the ordinary course of business) relating to the Company, any of its Subsidiaries or any of its or their respective directors, officers, properties or assets that, individually or in the aggregate, relates to any matter reasonably believed by the Company to be material to the Company and its Subsidiaries, taken as a whole, in light of the facts known to the Company as of the date hereof forming the basis of such matter.

Section 3.09.        Compliance with Applicable Laws; Permits; FCPA.

(a)          Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance with all Applicable Laws and with all Orders and Permits binding on the Company and its Subsidiaries or any of their respective businesses or properties, and (ii) there are no, and since January 1, 2017 there have been no, Actions pending or, to the Knowledge of the Company, threatened in writing alleging that the Company or any of its Subsidiaries is not in compliance with any Applicable Law, Order or Permit.  The Company and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, except where the failure to hold a Permit, individually or in the aggregate, has not and would not reasonably be expected to have a Company Material Adverse Effect. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2017, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity, and to the Knowledge of the Company no Governmental Entity has threatened in writing, that any material Permit will be cancelled or will not be renewed in the future.

(b)          Without limiting the generality of Section 3.09(a), except for matters that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries and, to the Knowledge of the Company, its and its Subsidiaries’ respective directors, officers, managers, employees, agents and representatives (in each case, acting in their capacities as such) is in compliance with the FCPA, the UK Bribery Act and all other similar applicable foreign and domestic anticorruption or antibribery laws, (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of its or its Subsidiaries’ respective directors, officers, managers, employees, agents or representatives (in each case, acting in their capacities as such) have in connection with the operation of the Company’s business, since January 1, 2017, taken any action or made any omission in violation of any Applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts, (iii) since January 1, 2017, neither the Company nor any of its Subsidiaries has made a voluntary disclosure to any Governmental Entity with respect to any breach or violation of the Applicable Laws as described in this Section 3.09(b), and no such disclosure is presently contemplated, and (iv) neither the Company nor any of its Subsidiaries is a party to or otherwise bound by or subject to any Order, including any consent decree, deferred prosecution agreement or similar agreement or commitment, relating to the Applicable Laws as described in this Section 3.09(b).

Section 3.10.        Intellectual Property.

(a)          Section 3.10(a) of the Company Disclosure Letter identifies all material (i) registered trademarks and pending trademark applications, (ii) copyright registrations and design applications or registrations and (iii) Internet domain names, in each case of clauses (i) through (iii) owned by the Company and its Subsidiaries as of the date of this Agreement (the “Registered IP”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries collectively own the Registered IP. All material fees and filings have been paid or filed as necessary for the registration and maintenance of material Registered IP.

(b)          The Company and its Subsidiaries own free and clear of all Liens (except Permitted Liens), license or have a valid right to use all Intellectual Property used in and necessary to the operation of their respective businesses as conducted on the date of this Agreement, including any third party Intellectual Property that is the subject of an Intellectual Property license agreement, except where the failure to own, license or have the right to use such Intellectual Property, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; provided, however, that nothing in this Section 3.10(b) shall be deemed, construed, or interpreted to constitute a representation of non-infringement of any Intellectual Property, which is solely addressed by the representation set forth in Section 3.10(c).

(c)          Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, (i) the conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate any valid and enforceable Intellectual Property of any third Person and (ii) no other Person is infringing upon, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries.

(d)          Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has since January 1, 2017 received from any Person any written notice or written threat, and to the Knowledge of the Company, there are no pending Actions that have been commenced against the Company or any of its Subsidiaries since January 1, 2017, in each case either (i) asserting the infringement, misappropriation or other violation of any Intellectual Property by the Company or any of its Subsidiaries or (ii) challenging the validity, ownership, use or enforceability of any Intellectual Property owned by the Company or its Subsidiaries.

(e)          Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has since January 1, 2017 sent to any Person any written notice or written threat, and to the Knowledge of the Company, there are no pending Actions that have been commenced by the Company or any of its Subsidiaries since January 1, 2017, in each case either (i) asserting the infringement, misappropriation or other violation of any Intellectual Property owned, licensed or used by the Company or any of its Subsidiaries or (ii) challenging the validity, ownership, use or enforceability of any Intellectual Property owned by a third Person.

Section 3.11.        Privacy.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) since January 1, 2017, the Company and its Subsidiaries have complied with Applicable Law relating to the protection of Personal Information in relation with Personal Information collected or otherwise processed by or on behalf of them in the course of the operation of their businesses, (b) since January 1, 2017, the Company and its Subsidiaries have complied with all of the Company’s policies and contractual obligations with respect to the collection, use, storage, sharing or transfer of Personal Information, (c) the Company and its Subsidiaries have reasonable safeguards in place designed to protect Personal Information and other confidential data in their possession or under their control against loss, theft or unauthorized disclosure, (d) to the Knowledge of the Company, since January 1, 2017, there have been no loss, theft, unauthorized disclosure or other breaches involving Personal Information in the possession or control of the Company or its Subsidiaries, and (e) no Person (including any Governmental Entity) has made any written claim or commenced any Action with respect to loss, damage or unauthorized access, use, modification or other misuse of any Personal Information by the Company or its Subsidiaries, or any of their directors, officers, employees or contractors.

Section 3.12.        Environmental Matters.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries are and, since January 1, 2017 (in the case of the Recently Acquired Subsidiaries, since their respective Acquisition Dates), have been in compliance with all Environmental Laws applicable to the Company and its Subsidiaries or their respective businesses, operations, products or properties, (b) the Company and its Subsidiaries hold and are in compliance with all Permits that are required under applicable Environmental Laws for the lawful conduct of their respective businesses as currently conducted, (c) neither the Company nor any of its Subsidiaries is the subject of any Action by any Person pending or, to the Knowledge of the Company, threatened in writing asserting, or any written notice of violation, demand, request for information, or Order alleging, any liability, violation or obligation on the part of the Company or any of its Subsidiaries arising under any Environmental Law and (d) the Company, its Subsidiaries and, to the Knowledge of the Company, any third party have not since January 1, 2017 caused a Release of Hazardous Material that would reasonably be expected to form the basis of any Action against the Company or any of its Subsidiaries or give rise to future liability for the Company or any of its Subsidiaries under any Environmental Law, arising under any Environmental Law.

For all purposes of this Agreement, (i) “Environmental Law” means any Applicable Law relating to pollution or the protection of the environment (including ambient air, climate, surface water, groundwater, land surface or subsurface strata), natural resources, or public health and safety (to the extent regulating the exposure to, treatment, storage, generation, use or Release of Hazardous Materials), and (ii) “Hazardous Materials” means any material, substance or waste that is defined or regulated under any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning and regulatory effect, including petroleum, asbestos in any form or condition, and polychlorinated biphenyls and (iii) “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching, pumping, emptying or migration into or through the indoor or outdoor environment.

Section 3.13.        Material Contracts.

(a)          Section 3.13(a) of the Company Disclosure Letter sets forth a list of all Material Contracts (other than this Agreement and each Contract filed as an exhibit to the Company SEC Documents at least two (2) Business Days prior to the date hereof) as of the date of this Agreement.  For purposes of this Agreement, “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound or subject (other than this Agreement and the Company Benefit Plans) that:

(i)          would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(ii)         (A) involves aggregate payments by the Company or any of its Subsidiaries of more than $3,000,000 in any fiscal year period or $10,000,000 over a three year period, excluding any such Contract that may be terminated by the Company or any of its Subsidiaries, without any material penalty or other material liability (except for payment obligations in respect of services provided prior to the applicable date of termination) to the Company or any of its Subsidiaries, upon notice of 180 days or less or (B) involves, or is reasonably expected in the future to involve, revenues of $10,000,000 or more in any fiscal year period or $30,000,000 or more in the aggregate over the term of such Contract;

(iii)        is material to the formation, creation, governance or control of any joint venture, partnership or other similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iv)        provides for Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $5,000,000, other than Indebtedness solely between or among any of the Company and any of its wholly-owned Subsidiaries;

(v)         provides for the grant, creation or assumption of any Lien (other than any Permitted Lien) on any asset, right or property that is material to the business of the Company and its Subsidiaries, taken as a whole;

(vi)        limits or restricts the ability of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any geographic area during any time period in any material respect;

(vii)       contains a “most favored nation” provision that materially restricts the business of the Company and its Subsidiaries, taken as a whole;

(viii)      is a Contract under which the Company or any of its Subsidiaries licenses Intellectual Property (other than Contracts containing a license incidental to the purpose thereof) from a third party in an amount in excess of $300,000 for any fiscal year period (excluding any licenses for generally available commercial software or “clickwrap,” “shrink-wrap” or freely downloadable software (including open source));

(ix)        except for transactions between or among the Company and its wholly-owned Subsidiaries, relates to the acquisition or disposition (whether by merger, consolidation, stock purchase, asset purchase or otherwise) by the Company or any of its Subsidiaries of any (A) equity interests or (B) assets (other than equity interests) for aggregate consideration in excess of $5,000,000, in each case, that (1) was entered into after January 1, 2017 or (2) contains an outstanding obligation of the Company or its Subsidiaries to make any deferred or contingent payment in an aggregate amount in excess of $5,000,000 or to indemnify any Person against any liabilities or obligations in an aggregate amount in excess of $5,000,000;

(x)         is a hotel management agreement under which the Company or any of its Subsidiaries manages any real property owned or leased by a third party;

(xi)        (A) is a concession granted by any Governmental Entity relating to any property that is material to the business of the Company and its Subsidiaries or (B) is a Contract that is otherwise material to the business of the Company and its Subsidiaries and to which Contract any Governmental Entity is a party;

(xii)       involves a related party transaction that would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K;

(xiii)      is a nondisclosure agreement, confidentiality agreement or similar Contract entered into since January 1, 2017 that imposes “standstill” or similar restrictions on any Person with respect to the Company Shares (other than any such agreement entered into in connection with the sale process conducted by the Company in connection with this Agreement); or

(xiv)      other than pursuant to any Applicable Law, grants a right of first refusal, right of first offer or similar right to a third party in respect of any assets or equity interests owned by the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole.

(b)          The Company has made available to Parent true and correct copies of each Material Contract, as amended to date.  All of the Material Contracts are valid and binding on the Company or any of its Subsidiaries (to the extent a party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company has not been notified in writing that any Person is challenging the validity or enforceability of any Material Contract, except such challenges which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any of the other parties thereto, has violated any provision of, or committed or failed to perform any act which would constitute a default (whether after the giving of notice, with lapse of time, or otherwise) under any provision of, and neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Material Contract, except for those violations and defaults which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.14.        Labor Matters.

(a)          Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, complete and correct list of all material Collective Bargaining Agreements to which the Company or any of its Subsidiaries is a party and the Company has made available to Parent true and correct copies of each Collective Bargaining Agreement.

(b)          Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) there is no strike, slowdown, lockout or other job action or labor or industrial relations dispute involving the employees of the Company or any of its Subsidiaries currently pending, (ii) to the Knowledge of the Company, there is no organizational effort currently being made or threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to organize any employees of the Company or any of its Subsidiaries, (iii) since January 1, 2017, no petition has been filed, nor has any Action been instituted by any employee of the Company or any of its Subsidiaries or group of employees of the Company or any of its Subsidiaries with any labor relations board or commission seeking recognition of a collective bargaining or similar representative, (iv) there is  no litigation, administrative charge, agency audit or similar Action against the Company or any of its Subsidiaries currently pending concerning any efforts to organize any employees of the Company or any of its Subsidiaries, and (v) the consummation of the Merger or any other transaction contemplated by this Agreement does not require the consent of, consultation with or advance notification to, in each case as required by any Collective Bargaining Agreement or Applicable Law, any works councils, unions or similar labor organizations with respect to employees of the Company or any of its Subsidiaries.

(c)          Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2017, the Company and its Subsidiaries have complied with all Applicable Laws regarding labor, employment, discrimination or harassment in employment, disability and other human rights, equal opportunity, plant closure or mass layoff issues, background screening, hiring, affirmative action, pay equity, leaves of absence, workers compensation/workplace safety, immigration, terms and conditions of employment, payroll, worker classification, wages, hours, exempt status qualification, independent contractor classification, working time, annual leave, social security matters and contributions and occupational safety and health and employment practices.

Section 3.15.        Benefits Matters; ERISA Compliance.

(a)          Section 3.15(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, complete and correct list identifying all material Company Benefit Plans.  Prior to the date of this Agreement, the Company has made available to Parent true, complete and correct copies, to the extent applicable, of (i) all such Company Benefit Plans (or a written description thereof), including any amendments thereto, (ii) the most recent summary plan description for each such Company Benefit Plan, and all material modifications thereof, (iii) the most recent Form 5500 (including schedules and attachments), financial statements, and actuarial statements for each such Company Benefit Plan, (iv) each trust agreement, group annuity contract or other funding mechanism relating to any such Company Benefit Plan and (v) the most recent IRS determination letter or opinion letter.  For purposes of this Agreement, “Company Benefit Plans” means all “employee benefit plans” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, programs or arrangements that the Company or any of its Subsidiaries sponsors, contributes to or maintains, or is required to contribute to or maintain, that provides, or is designed to provide, compensation or benefits to any employees of the Company or any of its Subsidiaries.

(b)          None of the Company, any of its Subsidiaries, or any of their respective ERISA Affiliates contributes to, has in the last six years contributed to or has been obligated to contribute to any “pension plan”, as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code, including any “multiemployer plan”, as defined in Section 3(37) of ERISA or any “multiple employer plan”, within the meaning of Section 4063 or 4064 of ERISA.  Each Company Benefit Plan maintained by the Company or any of its Subsidiaries primarily for the benefit of employees outside of the United States (each, a “Non-U.S. Company Benefit Plan”) that is intended to be funded and/or book reserved is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and all amounts required to be paid with respect to each Non-U.S. Company Benefit Plan (whether or not funded or book reserved) (including contributions, insurance premiums, levies, debts, Taxes and expenses) have been paid on or before the dates on which they were due, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)          Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been established, operated and administered in accordance with its terms and with ERISA (if applicable), the Code and all other Applicable Laws, (ii) each Company Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter as to such qualification from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and (iii) to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Company Benefit Plan.  Each Non-U.S. Company Benefit Plan that is intended to qualify for special tax treatment is in material compliance with the requirements for such treatment.

(d)          Except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, as of the date hereof (i) there are no claims (other than routine claims for benefits), disputes, complaints or investigations by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any Company Benefit Plan or the assets of any Company Benefit Plan pending or, to the Knowledge of the Company, threatened in writing and (ii) no audit or other proceeding by a Governmental Entity is pending or, to the Knowledge of the Company, threatened in writing with respect to any Company Benefit Plan.

(e)          Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) or 457A of the Code) subject to Section 409A or Section 457A of the Code has been in documentary and operational compliance with Sections 409A and Section 457A of the Code, as applicable, and all applicable Internal Revenue Service guidance promulgated thereunder, other than any compliance failures that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(f)          No Company Benefit Plan provides benefits, including death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by Applicable Law or pursuant to any Collective Bargaining Agreement, (ii) death or retirement benefits under any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, (iii) benefits that are not inconsistent with customary labor practices in the applicable jurisdiction or (iv) under any individual employment agreements or arrangements with employees of the Company as set forth on Section 3.15(a) of the Company Disclosure Letter.

(g)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in connection with any other event, will (i) entitle any employee to any material compensation or material benefits (other than pursuant to Section 2.04), (ii) accelerate the time of payment or vesting, or trigger any payment or funding or increase, of any material compensation or material benefits under any Company Benefit Plan or (iii) give rise to the payment of any amount by the Company or any of its Subsidiaries that would be nondeductible by reason of Section 280G of the Code.

Section 3.16.        Real Property.

(a)          Section 3.16 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, complete and correct list of all of the (i) material real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), including the address thereof, and (ii) material real property leased by the Company or any of its Subsidiaries, other than any leases of office space (the “Leased Real Property”), pursuant to a written lease agreement, sublease, usufruct agreement or similar grant or license, including the address thereof, the expiry date, the renewal date, if any, in each case under which the Company or any of its Subsidiaries holds a leasehold interest or is otherwise entitled to use such Leased Real Property (each, a “Lease”).  There are no outstanding written Contracts to purchase, sell, exchange, place a Lien (other than a Permitted Lien) against, or to otherwise transfer any of the Owned Real Property, nor preferential or pre-emption rights of any kind with respect to any of the Owned Real Property, except as contemplated by this Agreement.

(b)          Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have (i) fee simple title (or the equivalent in any applicable foreign jurisdictions) to all of their respective Owned Real Property, (ii) valid leasehold interests in all of their respective Leased Real Property, in each case of clause (i) and (ii), free and clear of all Liens, other than Permitted Liens.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries is in breach of or default under the terms of any Lease, (B) the Company and each Subsidiary of the Company, as applicable, is in exclusive possession of the Leased Real Property under all such Leases, (C) there are no existing (or to the Knowledge of the Company threatened in writing) condemnation, rescission, requisitioning, expropriation or seizure proceedings with respect to any Owned Real Property and (D) the rental set forth in each Lease is the actual rental being paid (all rents, charges, Taxes and other payments due under each Lease have effectively been paid) and there are no separate agreements or understandings (other than as made available to Parent in folder 2.4.7 in the VDR) with respect to such rental. Since January 1, 2017, neither the Company nor any of its Subsidiaries has received any written dangerous structure notice (with respect to risk to public safety or unstable structures) with respect to any of the Owned Real Property or Leased Real Property, which condition has not been remedied. The representations set forth in Section 3.13(b) shall apply to the Leases and the Leased Real Property.

Section 3.17.        Taxes. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a)          each of the Company and its Subsidiaries has (and the Recently Acquired Subsidiaries have, since their respective Acquisition Dates) timely filed, taking into account any extensions, all Tax Returns required to have been filed (or such Tax Returns have been filed on their behalf) and such Tax Returns are accurate and complete and were prepared and filed in accordance with all Applicable Laws;

(b)          each of the Company and its Subsidiaries has (and the Recently Acquired Subsidiaries have, since their respective Acquisition Dates) paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP;

(c)          no deficiency for any Tax has been asserted (in writing or otherwise) or assessed by a Governmental Entity against the Company or any of its Subsidiaries (or the Recently Acquired Subsidiaries since their respective Acquisition Dates) which deficiency has not been paid or is not being contested in good faith in appropriate proceedings and has been adequately reserved under GAAP;

(d)          neither the Company nor any of its Subsidiaries (nor the Recently Acquired Subsidiaries since their respective Acquisition Dates) has failed to withhold, collect, or timely remit any amounts required to have been withheld, collected or remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder, or any other Person;

(e)          since January 1, 2017 (or in the case of the Recently Acquired Subsidiaries, since their respective Acquisition Dates), neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for Tax-free treatment under Section 355 of the Code;

(f)           neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4 (or a similar provision of Applicable Law);

(g)          neither the Company nor any of its Subsidiaries has (and the Recently Acquired Subsidiaries do not have, since their respective Acquisition Dates) any liability for the Taxes of any Person (other than the Company or such applicable Subsidiaries) (i) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Applicable Law), (ii) as a transferee or successor or (iii) by Contract (including under any Tax sharing agreement) or otherwise;

(h)          there are no Liens for Taxes upon the properties or assets of any of the Company or its Subsidiaries, other than Permitted Liens;

(i)           no Tax or Tax Return of the Company or any of its Subsidiaries is under tax audit, examination, reassessment or litigation by any Governmental Entity, and no written notice of such an audit, examination, reassessment or litigation has been received by the Company or any of its Subsidiaries;

(j)           as of the date hereof, the aggregate liability of the Company and its Subsidiaries with respect to the matter described in Section 3.17(j) of the Company Disclosure Letter is not expected by the Company to exceed the amount set forth therein;

(k)           neither the Company nor any of its Subsidiaries has (and the Recently Acquired Subsidiaries have not, since their respective Acquisition Dates) filed with any Governmental Entity any agreement extending or waiving the application of any statute of limitations applicable to any claim for, or the period for assessment or collection of, any Taxes;

(l)           no claim has been made (in writing or otherwise) by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries (or since their respective Acquisition Dates, any of the Recently Acquired Subsidiaries) has not filed a Tax Return that the Company or its applicable Subsidiary is or may be subject to Tax by such jurisdiction, whether in relation to having a permanent establishment in such or otherwise, nor has any such assertion been threatened in writing;

(m)         neither the Company, any of its Subsidiaries nor any Person acting in the capacity as a person associated with the Company or any of its Subsidiaries has entered into, been a party to or promoted any scheme or arrangement which has no commercial purpose or of which the main purpose was the avoidance of or the reduction in or the deferral of a liability for Tax nor committed any UK or foreign tax fraud or tax evasion facilitation offense;

(n)          since April 2015, each of Belmond Ltd. and Belmond Interfin Ltd. has been a resident for corporate income Tax purposes only in the United Kingdom. Each other Subsidiary is and always has been resident for all Tax purposes only in the jurisdiction in which it is regularly filing Tax Returns; and

(o)          the aggregate primary liability of the Company and its Subsidiaries with respect to Taxes arising by virtue of the entering into, performance or completion of this Agreement, including primary liabilities in respect of any income Tax, capital gain Tax, transfer Tax or governmental fee that may arise from the indirect transfer of shares or taxable assets in the Company or any of its Subsidiaries, but excluding, for the avoidance of doubt, secondary or joint Tax liabilities, is not expected by the Company to exceed $2,000,000.

Section 3.18.        Proxy Statement.  None of the information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first published or mailed to the shareholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

Section 3.19.        Brokers’ Fees and Expenses.  Except for Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, no broker, finder, financial advisor, investment banker or other Person is entitled to any broker’s, finder’s, financial advisor’s, investment banker’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has made available to Parent true, correct and complete copies of the engagement letters, dated as of October 21, 2018 and October 26, 2018, respectively, between the Company and the foregoing financial advisors. Except for the foregoing engagement letters, the Company and its Subsidiaries are not parties to or otherwise bound by any engagement letter or similar Contract with such financial advisors (in their capacities as such). No discretionary fee has been or shall be paid in connection with those foregoing engagement letters.

Section 3.20.        Opinions of Financial Advisors.  Each of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC has rendered to the Company Board its oral opinion (to be confirmed in writing and dated as of the date hereof) to the effect that, as of the date of the written opinion and subject to the limitations, qualifications, factors and assumptions set forth in the written opinion, the Per Share Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Class A Shares pursuant to this Agreement is fair from a financial point of view to such holders.  The Company will make available to Parent, for informational purposes only, a true, correct and complete copy of each such written opinion.  As of the date of this Agreement, such opinions have not been amended or withdrawn and remain in full force and effect.

Section 3.21.        Takeover Statutes.  The Company Board has taken all actions necessary to (a) render the Company Rights Plan inapplicable to this Agreement, the Statutory Merger Agreement, the Support Agreement and the transactions contemplated hereby and thereby, including the Merger, and (b) ensure that (i) none of the Parent Parties or any other Subsidiary of Parent shall be an “Acquiring Person” (as such term is defined in the Company Rights Plan) pursuant to the Company Rights Plan and (ii) a “Distribution Date” (as such term is defined in the Company Rights Plan) does not occur, in each case, solely as a result of the adoption, approval, execution and/or delivery of this Agreement, the Statutory Merger Agreement, the Support Agreement or the consummation of the Merger and the other transactions contemplated hereby or thereby. Assuming the accuracy of the representations and warranties of the Parent Parties set forth in Article IV, no “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation would restrict, prohibit or otherwise be applicable with respect to this Agreement, the Statutory Merger Agreement, the Support Agreement or the transactions contemplated herein and therein, including the Merger.

Section 3.22.        Insurance.  Section 3.22 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of the insurance policies maintained by the Company and/or its Subsidiaries that are material to the business of the Company and its Subsidiaries, taken as a whole. Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, the insurance policies maintained by the Company and its Subsidiaries comply with the applicable requirements of all Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all insurance policies carried by or covering the Company and its Subsidiaries with respect to their business, assets and properties are in full force and effect as of the date of this Agreement and all of the premiums due on such policies have been paid by the Company or its Subsidiaries (as applicable), and, to the Knowledge of the Company, no written notice of cancellation has been given with respect to any such policy.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries is in default or breach under, or has taken any action that would permit termination or material modification of, any insurance policies.

Section 3.23.        No Other Representations or Warranties.

(a)          Except for the representations and warranties contained in ARTICLE IV (as modified by the Parent Disclosure Letter) or in any certificate delivered by the Parent Parties to the Company in accordance with the terms hereof, the Company acknowledges that none of the Parent Parties or their respective Subsidiaries or any other Person on behalf of the Parent Parties has made or is making, and each hereby expressly disclaims, any other express or implied representation or warranty in connection with this Agreement and the transactions contemplated hereby.

(b)          Except for the representations and warranties made by the Company in this ARTICLE III (as modified by the Company Disclosure Letter and the Company SEC Documents as provided in the preamble to this ARTICLE III), neither the Company nor any other Person or any of their respective Representatives is making (and each hereby expressly disclaims) any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or Affiliates or their respective businesses, operations, assets, liabilities, condition (financial or otherwise), or prospects, notwithstanding the delivery or disclosure to the Parent Parties, or any of their respective Representatives or Affiliates of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither the Company nor any other Person nor any of their respective Representatives makes or has made any express or implied representation or warranty to the Parent Parties, or any of their respective Representatives or Affiliates, with respect to (i) any financial projection, forecast, estimate, budget, or prospective information relating to the Company, its Subsidiaries and/or Affiliates or any of their respective businesses, properties or assets or (ii) any oral or written information presented to, discussed with or otherwise made available to the Parent Parties, or any of their respective Representatives or Affiliates, in the course of their due diligence investigation of the Company, the negotiation of this Agreement, or otherwise in connection with the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

The Parent Parties jointly and severally represent and warrant to the Company that:

Section 4.01.        Qualification, Organization, Subsidiaries, etc.

(a)          Each of the Parent Parties is a corporation or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has all requisite powers and authority to carry on its business as presently conducted and to own, lease and operate its properties and assets, except where the failure to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Each of the Parent Parties is duly qualified to do business and is in good standing (where such concept is recognized under Applicable Law) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.  Parent and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except, in the case of Parent and its Subsidiaries, where the failure to be so duly approved, qualified or licensed and in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)          Parent has delivered or made available to the Company, prior to execution of this Agreement, true and complete copies of Organizational Documents of Parent as in effect as of the date of this Agreement (the “Parent Organizational Documents”),  true and complete copies of the Organizational Documents of Holding as in effect as of the date of this Agreement (the “Holding Organizational Documents”) and true and complete copies of the Organizational Documents of Merger Sub as in effect as of the date of this Agreement (the “Merger Sub Organizational Documents”).

Section 4.02.        Authority; Execution and Delivery; Enforceability.

(a)          Each of the Parent Parties has all requisite corporate (or equivalent organizational) power and authority to execute and deliver this Agreement and the Statutory Merger Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby.  The board of directors of each of the Parent Parties has (i) approved the execution, delivery and performance by the Parent Parties, respectively, of this Agreement and the Statutory Merger Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger, on the terms and subject to the conditions set forth herein, (ii) determined that the terms of this Agreement, including the Merger and the other transactions contemplated hereby, are in the best interests of the Parent Parties and their respective shareholders, and fair to the shareholders of Merger Sub and (iii) declared this Agreement advisable.  No other corporate proceedings on the part of any of the Parent Parties (other than the shareholder approval contemplated by Section 4.02(c)) are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by Applicable Law).

(b)          The Parent Parties have each duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery hereof by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c)          The written consent of Holding, as the sole shareholder of Merger Sub to be delivered pursuant to Section 5.01(b)(ii) is the only vote or approval of the holders of any class or series of shares of the Parent Parties or any of their Subsidiaries that is necessary to approve this Agreement, the Statutory Merger Agreement and the Merger.

Section 4.03.        Governmental Authorization; Non-contravention.

(a)          The execution, delivery and performance by the Parent Parties of this Agreement and, in the case of Merger Sub, the Statutory Merger Agreement, and the consummation by the Parent Parties of the transactions contemplated hereby including the Merger, require no action by or in respect of, or filing with, any Governmental Entity other than (i) the filing of the Merger Application and related attachments with the Registrar pursuant to the Bermuda Companies Act, (ii) the Required Antitrust Approvals, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws, and compliance with the rules and regulations of the NYSE, (iv) notification to Bermuda Monetary Authority regarding the change of ownership of the Company and (v) any consents, approvals, Orders, authorizations, registrations, declarations, notifications and filings the failure of which to be obtained, made or given, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)          The execution, delivery and performance by the Parent Parties of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Parent Organizational Documents, the Holding Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming compliance with the matters referred to in Section 4.03(a) and receipt of the Company Shareholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law or Order, (iii) assuming compliance with the matters referred to in Section 4.03(a) and receipt of the Company Shareholder Approval, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, or require the consent of any third party under, any provision of any Contract binding upon Parent or any of its Subsidiaries as of the date hereof (whether after the giving of notice, with lapse of time, or otherwise) or any governmental licenses, authorizations or Permits or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.04.          Litigation.   There are no Actions pending or, to the knowledge of Parent,  threatened in writing against the Parent Parties or any of their respective Subsidiaries, or any Order to which the Parent Parties or any of their respective Subsidiaries is subject, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.05.        Ownership of Holding and Merger Sub.

(a)          All of the issued and outstanding share capital of Holding is owned beneficially and of record by Parent or a wholly-owned Subsidiary of Parent, free and clear of all Liens.  All of the issued and outstanding share capital of Merger Sub is owned beneficially and of record by Holding, free and clear of all Liens.

(b)          Each of Holding and Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the transactions contemplated hereby and, prior to the Closing Date, will not have engaged in any other business activities other than those relating to the transactions contemplated hereby.

Section 4.06.        Sufficiency of Funds.   The Parent Parties have available and will have available to it at the Closing, sufficient cash to pay in full the aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, including all consideration payable to holders of Company Equity Awards pursuant to Section 2.04 and to pay all related fees and expenses, and there is no restriction on the use of such cash for such purposes.  The Parent Parties have the financial resources and capabilities to fully perform all of their  obligations under this Agreement.  The Parent Parties acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing or the receipt or availability of any funds.

Section 4.07.        No Ownership of Company Shares.  As of the date of this Agreement, none of the Parent Parties or any of their respective controlled Affiliates beneficially owns (as such term is used in the Company’s bye-laws) any Company Shares or any options, warrants or other rights to acquire Company Shares or other securities of, or any other economic interest (through derivatives, securities or otherwise) in the Company.  As of the date of this Agreement, none of the Parent Parties or any of their controlled Affiliates is (or during the past three years has been) a party to any Contract (other than this Agreement, the Confidentiality Agreement and the Support Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Company Shares or any option, warrant or other rights to acquire any Company Shares.

Section 4.08.        Certain Arrangements.  As of the date of this Agreement, there are no Contracts or commitments to enter into any Contracts (a) between the Parent Parties or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, that relate in any way to the Company or any of its Subsidiaries or the transactions contemplated hereby, (b) except for the Support Agreement, between the Parent Parties or any of their Affiliates, on the one hand, and any shareholder (or any Affiliate of any shareholder), on the other hand, pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve the Merger and this Agreement or agrees to vote against any Superior Proposal or (c) between the Parent Parties or any of their Affiliates, on the one hand, and any holder of a Company Equity Award, on the other hand, pursuant to which such holder would be entitled to receive consideration of a different amount or nature than the consideration payable pursuant to Section 2.04.

Section 4.09.        Brokers’ Fees and Expenses.  No broker, finder, financial advisor, investment banker or other Person is entitled to any broker’s, finder’s, financial advisor’s, investment banker’s or other similar fee or commission payable by the Company or its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the  Parent Parties or any of their respective Affiliates.

Section 4.10.        No Other Representations or Warranties.

(a)          Except for the representations and warranties contained in ARTICLE III (as modified by the Company Disclosure Letter and the Company SEC Documents as provided in ARTICLE  III) or in any certificate delivered by the Company to the Parent Parties in accordance with the terms hereof (and notwithstanding the delivery or disclosure to the Company or its Representatives of any other documentation, projections, forecasts, estimates, budgets or other information), the Parent Parties hereby acknowledge and agree that none of the Company, its Subsidiaries or any other Person on behalf of the Company or its Subsidiaries (including any of their respective Representatives) has made or is making, or shall have any liability with respect to, whether at law, in equity, in tort or otherwise, and the Parent Parties are not relying on, any other express or implied representation or warranty with respect to the Company, any of its Subsidiaries or Affiliates, or any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, including with respect to any information made available to the Parent Parties, or any of their respective Representatives or Affiliates (whether written or oral) in connection with this Agreement and the transactions contemplated by this Agreement.

(b)          Except for the representations and warranties contained in this ARTICLE IV or in any certificate delivered by the Parent Parties to the Company in accordance with the terms hereof, none of the Parent Parties or their respective Subsidiaries or any other Person on behalf of the Parent Parties has made or is making, and each hereby expressly disclaims, any other express or implied representation or warranty in connection with this Agreement and the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.01.        Conduct of Business.

(a)          Conduct of Business of the Company.  From the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, except (1) as prohibited or required by any Applicable Law, applicable Order or applicable Collective Bargaining Agreement, (2) as set forth in Section 5.01(a) of the Company Disclosure Letter, (3) as otherwise required or expressly contemplated by this Agreement or (4) as Parent shall otherwise consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice and in compliance in all material respects with all Applicable Laws.  In addition, and without limiting the generality of the foregoing, from the date of this Agreement until the earlier of termination of this Agreement in accordance with its terms and the Closing, except (A) as prohibited or required by any Applicable Law, applicable Order or (with respect to clauses (xiii)  or (xvii)) applicable Collective Bargaining Agreement, (B) as set forth in Section 5.01(a) of the Company Disclosure Letter, (C) as otherwise required or expressly contemplated by this Agreement or (D) as Parent shall otherwise consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed with respect to clauses (vii), (viii), (ix), (xi), (xii), (xiii), (xvi), (xviii) and (xxi) below (solely, in the case of clause (xxi), to the extent related to the immediately preceding clauses)), the Company shall not, and shall not cause or permit any of its Subsidiaries (including, for purposes of this Section 5.01(a), the Charleston Subsidiaries, subject to the consent rights in their respective Organizational Documents), do any of the following:

(i)          amend the Company Organizational Documents or amend in any material respect the Organizational Documents of any material Subsidiary of the Company;

(ii)         (A) issue, sell or grant any shares or other equity or voting interests (including any Company Shares), or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares or other equity or voting interests (including any Company Shares), or any rights, warrants or options to purchase any shares or other equity or voting interests (including any Company Shares), except for any issuance, sale or grant (1) solely between or among the Company and its wholly-owned Subsidiaries or (2) pursuant to the vesting, exercise, cancellation or settlement of Company Equity Awards outstanding on the date hereof (or made following the date hereof in accordance with Section 5.01(a)(xv)), (B) redeem, purchase or otherwise acquire any issued and outstanding shares or other equity or voting interests, or any rights, warrants or options to acquire any shares or other equity or voting interests, except in connection with the satisfaction of Tax withholding obligations with respect to Company Equity Awards or pursuant to the Company Share Plan or any outstanding Company Equity Awards (including acquisitions by the Company in connection with the forfeiture of such equity awards or the satisfaction of any exercise price related to such equity awards) or (C) split, combine, subdivide, consolidate or reclassify any of its shares or other equity or voting interests;

(iii)        establish a record date for, decide, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its shares or other equity or voting interests, other than dividends or distributions declared or paid by any wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

(iv)        (A) incur any Indebtedness, except for (1) Indebtedness incurred under the Existing Credit Facility in a principal amount not to exceed $60,000,000 in the aggregate, (2) Indebtedness solely between and/or among the Company and any of its wholly-owned Subsidiaries, (3) letters of credit issued in the ordinary course of business consistent with past practice, and (4) any other Indebtedness in an aggregate principal amount not to exceed $10,000,000; or (B) make any loans, capital contributions or advances to any Person outside of the ordinary course of business consistent with past practice, other than to the Company or any wholly-owned Subsidiary of the Company;

(v)         sell, lease (as lessor), license (as licensor), assign, transfer, mortgage or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (including Intellectual Property assets or rights) or any interests with respect to a portion thereof other than (A) in the ordinary course of business (1) sales and other dispositions for fair market value of any property or assets (excluding any Intellectual Property assets or rights and any rights or interests related to any Owned Real Property or Leased Real Property) in amounts not to exceed $1,000,000 individually or $7,000,000 in the aggregate and (2) mortgages with respect to properties or assets with a fair market value in an amount not to exceed $10,000,000 in the aggregate, (B) pursuant to Contracts, term sheets, reservation agreements, memoranda of understanding, or similar agreements or arrangements in existence on the date of this Agreement and set forth in Section 5.01(a) of the Company Disclosure Letter, (C) with respect to transactions solely among the Company and/or any of its wholly-owned Subsidiaries, (D) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of its business or (E) pursuant to the terms of leases and subleases of Owned Real Property or Leased Real Property which have been made available to Parent in folders 2.4.3 and 2.4.7 of the VDR;

(vi)        sell, transfer (including by operation of Applicable Law), tender pursuant to a tender offer, pledge, encumber, assign or otherwise dispose of, lend or hypothecate, including by gift or by contribution or distribution to any trust or similar instrument, or permit or enter into any Contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the transfer or other disposition of, any Class B Shares or any of the shares of or other equity interests in any Subsidiary beneficially owned, directly or indirectly, by the Company or any of its Subsidiaries; provided, however, that except with respect to Class B Shares or shares or other equity interests in Belmond Holdings, this Section 5.01(a)(vi) shall not apply to transactions solely with wholly-owned Subsidiaries of the Company);

(vii)       make or commit any capital expenditure other than (A) in the ordinary course of business in accordance with the Company’s budget and/or capital expenditure plan as set forth in Section 5.01(a)(vii) of the Company Disclosure Letter or (B) in connection with the repair or replacement of any facilities, properties or assets (including at any property owned or leased by the Company or any of its Subsidiaries) due to an emergency or destruction or damage resulting from any natural disaster, casualty or accident or in order to avoid any criminal penalty or risk of life and limb;

(viii)      make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change after the date of this Agreement in GAAP or Applicable Law;

(ix)        settle or compromise any Action involving or against the Company or any of its Subsidiaries (other than any settlement or compromise on relating to Taxes, which shall be subject to Section 5.01(a)(xii)), other than settlements or compromises (A) involving only monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $750,000 individually or $2,500,000 in the aggregate or (B) for amounts not in excess of the Company’s available insurance coverage therefor as of the date of this Agreement;

(x)         voluntarily abandon, encumber, license, dispose of or let lapse any material Intellectual Property owned by the Company or any of its Subsidiaries, in each case, other than in the ordinary course of business consistent with past practice and excluding any Intellectual Property that the Company or any of its Subsidiaries, in the exercise of its reasonable business judgment, has determined was of insufficient value to protect;

(xi)        enter into, amend or modify in any material respect, or consent to the termination of or decide to renew or not to renew (other than any expiration or termination in accordance with its terms) any Material Contract or Lease or any Contract that, if in effect as of the date of this Agreement, would constitute a Material Contract or a Lease;

(xii)       (A) make, revoke or change (or file a request to make any such change) any material Tax election, including an election under Section 965(h) of the Code, (B) adopt or change any method of Tax accounting or any annual Tax accounting period or take any position on any Tax Return that is inconsistent with past practice or positions, (C) file any amendment to a federal, state, local, foreign or other Tax Return reflecting a material amount of Taxes, (D) enter into any material closing agreement or otherwise settle any material claim or assessment in respect of Taxes, (E) surrender any right to claim a refund of material Taxes (F) consent to any extension or waiver of the statute of limitations period applicable to any material claim or assessment in respect of Taxes or (G) settle or compromise any audit, assessment or other Action relating to Taxes involving or against the Company or any of its Subsidiaries, other than settlements or compromises involving only monetary payment by the Company or any of its Subsidiaries in an amount not to exceed $500,000 individually or $2,000,000 in the aggregate;

(xiii)      except as required by any Applicable Law or Order or the terms of any Company Benefit Plan as in effect as of the date hereof, (A) grant any increase in the compensation or benefits of, grant any incentive, retention or other extraordinary compensation to, (I) any executive officer or individual holding a position of Vice President or above or (II) any other employee, other than increases in the ordinary course of business consistent with past practice or as set forth in the Company’s budget as set forth on Section 5.01(a)(xiii)(A)(II) of the Company Disclosure Letter (and, for the avoidance of doubt, excluding any incentive, retention or other extraordinary compensation relating to the transactions contemplated by this Agreement) or (B) establish, adopt, enter into or amend or terminate in any material respect any Company Benefit Plan;

(xiv)      hire or terminate (other than due to death, disability or for cause, each as determined by the Company or its applicable Subsidiary in its reasonable discretion in the ordinary course of business) any individual with annual compensation in excess of $300,000;

(xv)       (A) except as permitted in accordance with Section 5.01(a)(xv) of the Company Disclosure Letter,  grant or issue any Company Equity Award or any other form of equity compensation or amend or modify the Company Share Plan or any award agreement or other Contract relating to any outstanding Company Equity Award, including extending the applicable exercise date or accelerating the vesting of any outstanding Company Equity Award, or (B) determine that the performance goals of any outstanding performance-based Company Equity Awards exceed 100% of the budget as set out in the relevant award agreement and therefore determine that the level of vesting of such Company Equity Awards is above the target level of vesting as set out in the relevant award agreement, such that the number of shares subject to all such performance-based awards exceeds the aggregate amount set forth in Section 3.03(b) of the Company Disclosure Letter;

(xvi)      acquire in any transaction or series of related transactions any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any real property or any assets (other than any transaction solely among the Company and/or any of its wholly-owned Subsidiaries and assets that are used in the ordinary course in connection with the operations of the business of the Company and its Subsidiaries);

(xvii)     enter into any new Collective Bargaining Agreement or modify, amend, extend, renew, replace or terminate any Collective Bargaining Agreement set forth in Section 3.14(a) of the Company Disclosure Letter, other than as required by Applicable Law;

(xviii)    commence the process to dissolve or liquidate any Subsidiary of the Company other than in the ordinary course or in connection with any internal restructuring with respect to the wholly-owned Subsidiaries of the Company;

(xix)      enter into any new line of business;

(xx)       pay or commit to pay any discretionary fee to its financial advisors in connection with the consummation of the Merger or any of the other transactions contemplated by this Agreement;

(xxi)      pay, reimburse or guaranty the payment or reimbursement of any fees or expenses of any Person in connection with any Acquisition Proposal; or

(xxii)     agree, authorize or commit to take any of the foregoing.

(b)          Conduct of Business of Peruvian Subsidiaries.   In its capacity as a direct or indirect shareholder or other equityholder of the Peruvian Subsidiaries, the Company shall use reasonable best efforts to cause the Peruvian Subsidiaries to conduct their respective business in a manner, and to not take any actions prohibited by, the covenants set forth in Section 5.01(a) in the same manner as if the Peruvian Subsidiaries were subject to such covenants. In furtherance thereof, the Company and its Subsidiaries, as applicable, in their capacities as shareholders or other equityholders of the Peruvian Subsidiaries shall not vote in favor of (or, as the case may be, shall vote against), consent to or otherwise approve or facilitate any action or omission by the Peruvian Subsidiaries that would result in a breach or violate any of such covenant as applied to the Peruvian Subsidiaries. Notwithstanding the foregoing, nothing in this Section 5.01(b) shall be deemed to require any director that has been appointed to or represents the Company on the board (or equivalent governing body) of any Peruvian Subsidiary from taking any action that such director (in their sole discretion) reasonably believes would be inconsistent with their fiduciary duties under Applicable Law.

(c)          Conduct of Business of the Parent Parties.

(i)          From the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Closing Date, the Parent Parties shall not, without the prior written consent of the Company, take (or permit any  Subsidiary of Parent to take) any action or fail to take any action that is intended, or would reasonably be expected, individually or in the aggregate, to result in any conditions to the Merger not being satisfied or prevent, materially delay or materially affect the ability of the Parent Parties to consummate the Merger or any other transactions contemplated by this Agreement.

(ii)          Holding shall, immediately following the execution and delivery of this Agreement, in its capacity as the sole shareholder of Merger Sub and in accordance with Applicable Law and the Organizational Documents of Merger Sub, execute and deliver to Holding a written consent approving this Agreement, the Statutory Merger Agreement and the transactions contemplated hereby and thereby, including the Merger.

Section 5.02.        No Solicitation by the Company; Company Board Recommendation.

(a)          No Solicitation.  Except as permitted by this Section 5.02, from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall not,  shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ respective Representatives not to (i) directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate the making or submission of any inquiry, proposal, offer or indication of interest that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) directly or indirectly engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person or its Representatives any non-public information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal, offer or indication of interest that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, (iv) enter into any Alternative Acquisition Agreement, (v) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or similar anti-takeover statute or regulation, or any applicable anti-takeover provision in the Company Organizational Documents, inapplicable to any transactions contemplated by an Acquisition Proposal, (vi) except as contemplated in Section 3.21 or Section 6.11, amend, modify or waive any provision of the Company Rights Plan or cause or permit any of the rights issued pursuant to the Company Rights Plan to be redeemed, cancelled or terminated or (vii) amend, modify, waive, release or fail to enforce any of the “standstill” restrictions in any confidentiality or non-disclosure or similar agreement entered into by the Company or any of its Subsidiaries since January 1, 2017. The Company shall, shall cause its Subsidiaries to and shall use reasonable best efforts to cause its and their respective Representatives to (A) immediately cease and cause to be terminated all discussions and negotiations with any Person or its Representatives that may have previously occurred or be ongoing with respect to any inquiry, proposal, offer or indication of interest that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) promptly terminate all physical and electronic data room access previously granted to such Person or its Representatives and (C) request any Person that has executed a confidentiality or non-disclosure in connection with any Acquisition Proposal to promptly return or destroy all “Confidential Information” (or similar term, as defined in the confidentiality agreement between the Company and such Person or its Affiliates) provided to such Person or its Representatives.

(b)          Discussions.  Notwithstanding anything to the contrary in Section 5.02(a) or elsewhere in this Agreement, if (i) at any time after the date of this Agreement and prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives receives from any Person or Group (or their Representatives) an Acquisition Proposal that the Company Board reasonably believes is bona fide and which Acquisition Proposal did not result from, in the case of the Company or its Subsidiaries, any breach of Section 5.02(a), or, in the case of the Company or its Subsidiaries’ respective Representatives, did not result from any material breach of Section 5.02(a) and (ii) in the case of the following clauses (B) and (C), the Company Board (or any committee thereof) determines in good faith, after consultation with a financial advisor of recognized international reputation and outside legal counsel, based on information then available, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (A) contact the Person or Group or their Representatives who has made such Acquisition Proposal (whether oral or written) in order to clarify the terms and conditions thereof, (B) provide, make available or give access to the Person or Group who has made such Acquisition Proposal (and their respective Representatives), pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company, its Subsidiaries and Affiliates; provided, however, that the Company shall promptly (and in any event within 24 hours) provide or make available to Parent any information that is provided or made available to any such Person or Group (or their respective Representatives) that was not previously provided to Parent or its Representatives, and (C) engage in or otherwise participate in discussions or negotiations with the Person or Group and their respective Representatives making such Acquisition Proposal.

(c)          Notice of Acquisition Proposals.  The Company shall promptly (and in no event later than 24 hours after its receipt) notify Parent of the receipt by the Company or any of its Representatives of any proposal, offer, inquiry or indication of interest that constitutes or that would reasonably be expected to lead to an Acquisition Proposal, including of the identity of the Person or Group making such proposal, offer, inquiry or indication of interest and the material terms and conditions thereof, and shall promptly (and in no event later than 24 hours after receipt) provide to Parent copies of any such proposal, offer, inquiry or indication of interest that is in writing, together with any related documentation, or a written summary in reasonable detail containing the material terms and conditions relating to any such proposal, offer, inquiry or indication of interest that is provided orally.  The Company shall keep Parent reasonably informed, on a prompt basis, of any material developments with respect to (including changes to any material terms or conditions of) such proposal or offer (including by promptly (and in no event later than 24 hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest and related documentation containing the material terms and conditions relating to such Acquisition Proposal).  The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person or Group subsequent to the date of this Agreement which prevents the Company from performing or complying with its obligations under this Agreement, including the Company’s obligation to provide information to Parent in accordance with this Section 5.02(c).

(d)          Adverse Recommendation Change.  Except as set forth in this Section 5.02(d), neither the Company, the Company Board nor any committee of the Company Board shall (i) (A) change, withhold, withdraw or qualify in any manner adverse to Parent (or publicly propose to change, withhold, withdraw or qualify), the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) approve, declare advisable or recommend, or publicly propose to approve, declare advisable or recommend, to the shareholders of the Company, an Acquisition Proposal, (D) with respect to the public announcement of any Acquisition Proposal, fail to confirm publicly through a press release or similar means the Company Recommendation within five (5) Business Days after the date when requested to do so in writing by Parent, (E) if a tender offer or exchange offer for shares of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the shareholders of the Company on the earlier of (1) the tenth (10th) Business Day after the commencement of such tender or exchange offer and (2) the second (2nd) Business Day prior to the Company Shareholders Meeting or (F) resolve to take any action described above (any of the foregoing, an “Adverse Recommendation Change”) or (ii) authorize, adopt or approve, or publicly propose to authorize, adopt or approve, an Acquisition Proposal, or cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.  Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders Meeting, the Company Board may (I) in response to an Intervening Event, effect an Adverse Recommendation Change if the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would  be inconsistent with the directors’ fiduciary duties under Applicable Law and (II) with respect to an Acquisition Proposal that did not result, in the case of the Company or any of its Subsidiaries, from any breach of Section 5.02(a), or, in the case of the Company or its Subsidiaries’ respective Representatives, result from any material breach of Section 5.02(a) that the Company Board determines in good faith, after consultation with a financial advisor of recognized international reputation and outside legal counsel, constitutes a Superior Proposal, (1) effect an Adverse Recommendation Change and/or (2) authorize, adopt and approve such Superior Proposal and cause or permit the Company and/or one of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company Board may only take the actions described in clause (II)(2) if the Company terminates this Agreement pursuant to Section 8.01(d) concurrently with entering into such Alternative Acquisition Agreement and pays the Termination Fee in compliance with Section 8.03(b), and may only take the actions described in clause (I) or (II) if:

(i)          the Company has provided prior written notice to Parent of its or the Company Board’s intention to take such actions at least five (5) Business Days in advance of taking such action, which notice shall specify (A) in the case of an Intervening Event, the material circumstances giving rise thereto and (B) in the case of a Superior Proposal, the material terms of the Superior Proposal, including the identity of the Person making the Acquisition Proposal and, if the Company intends to take the actions described in clause (II)(2), shall include a copy of the proposed Alternative Acquisition Agreement;

(ii)         after providing such notice and prior to taking such actions, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such five (5) Business Day period to make such commercially reasonable adjustments in the terms and conditions of this Agreement as would permit the Company or the Company Board not to make an Adverse Recommendation Change or determine that a proposal constitutes a Superior Proposal; and

(iii)        the Company Board shall have considered in good faith any changes to this Agreement that may be offered in writing by Parent by 5:00 PM Eastern Time on the fifth (5th) Business Day of such five (5) Business Day period and shall have determined in good faith (A) with respect to the actions described in Section 5.02(d)(ii)(I), after consultation with outside legal counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under Applicable Law not to effect an Adverse Recommendation Change in response to such Intervening Event and (B) with respect to the actions described in Section 5.02(d)(ii)(II), after consultation with a financial advisor of recognized international reputation and outside legal counsel, that the Acquisition Proposal received by the Company would continue to constitute a Superior Proposal, in each case, if such changes offered in writing by Parent were given effect (it being understood and agreed that any amendment to any material term of a Superior Proposal shall require a new notice in accordance with Section 5.02(d)(i) (except that references to five (5) Business Days shall be replaced with three (3) Business Days) prior to the Company taking any such action).

(e)          Disclosure Obligations.  Nothing contained in this Agreement shall (i) prevent the Company or the Company Board (or any committee thereof) from issuing a customary “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Rule 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, in each case with respect to an Acquisition Proposal in the form of a tender offer subject to Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder, or from making any disclosure to the Company’s shareholders if the Company Board concludes, after consultation with outside legal counsel, that such disclosure is required under Applicable Law or (ii) prevent the Company, its Subsidiaries and their respective Representatives from informing any Person of the existence of the provisions contained in this Section 5.02; provided, however, that any Adverse Recommendation Change may only be made in accordance with Section 5.02(d).  For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto (without including any reaffirmation) shall not be deemed an Adverse Recommendation Change.

(f)          Definitions.  For purposes of this Agreement:

(i)          “Acquisition Proposal” means any written or oral inquiry, proposal, offer or indication of interest from any Person or Group (other than Parent or its Subsidiaries), whether or not subject to conditions, providing for (A) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (1) 20% or more (based on the fair market value) of the consolidated assets (including capital stock of the Company’s Subsidiaries) of the Company and its Subsidiaries, taken as a whole, (2) securities of the Company representing 20% or more of the issued and outstanding securities of the Company (determined either by the number of shares or voting power) or (3) any number of Class B Shares, (B) any tender offer or exchange offer that, if consummated, would result in any Person or Group owning, directly or indirectly, 20% or more of the outstanding securities of the Company (determined either by the number of shares or voting power), (C) any merger, amalgamation, consolidation, business combination, scheme of arrangement, binding share exchange, joint venture, partnership or similar transaction involving the Company pursuant to which any Person or Group (or the shareholders or other equity owners of any Person or Group) would own, directly or indirectly, 20% or more of the issued and outstanding securities of the surviving or resulting entity in a merger or amalgamation or the resulting direct or indirect parent of the Company (determined either by number of shares or voting power) or (D) any combination of the foregoing, other than, in each case, the transactions contemplated by this Agreement.

(ii)         “Superior Proposal” means any bona fide written Acquisition Proposal from a Person or Group (other than Parent or any of its Subsidiaries) that did not result, in the case of the Company or any of its Subsidiaries, from a breach of the provisions of this Section 5.02, or, in the case of the Company or its Subsidiaries’ respective Representatives, from a material breach of the provisions of this Section 5.02, and that, if consummated, would result in such Person or Group acquiring, directly or indirectly, 100% of the then issued and outstanding Class A Shares or all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, and which the Company Board determines in good faith (after consultation with a financial advisor of recognized international reputation and outside legal counsel), (A) is reasonably likely to be consummated in accordance with its terms, taking into account the financial, legal and regulatory aspects of such Acquisition Proposal, including the conditions contained therein with respect to the completion thereof, and the identity of the Person or Group making such Acquisition Proposal, and (B) if consummated, would be more favorable from a financial point of view to the holders of Class A Shares than the Merger (after taking into account any changes to this Agreement proposed or offered by Parent pursuant to Section 5.02(d)(iii)).

(g)          Notwithstanding any Adverse Recommendation Change, the Company and the Company Board shall continue to comply with their respective obligations under this Section 5.02 and Section 6.01 and, unless this Agreement has been terminated prior to the date of the Company Shareholders Meeting in accordance with ARTICLE VIII, shall submit this Agreement to the shareholders of the Company for the purpose of obtaining the Company Shareholder Approval; provided, however, that in the event of an Adverse Recommendation Change made in accordance with Section 5.02(d), the Company shall not be required to make the Company Recommendation.

(h)          Without limiting the obligations of the Company pursuant to this Section 5.02, promptly after the date of this Agreement, the Company shall advise its directors and executive officers as well as the financial advisors, outside legal counsel and communication agency engaged by the Company or its Subsidiaries in connection with the transactions contemplated by this Agreement in writing as to the restrictions set forth in this Section 5.02.  Any breach or material breach, as provided in this Section 5.02, of the restrictions set forth in this Section 5.02 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach or violation of this Section 5.02 by the Company.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01.        Preparation and Mailing of the Proxy Statement.

(a)          As soon as reasonably practicable after (and the Company shall use reasonable best efforts to file within fifteen (15) Business Days after the date of this Agreement) the execution of this Agreement (with the assistance and cooperation of Parent as reasonably requested by the Company), the Company shall prepare and cause a proxy statement relating to the matters to be submitted to the shareholders of the Company at the Company Shareholders Meeting (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”) to be filed with the SEC on a Current Report on Form 8-K. The Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to its shareholders as promptly as reasonably practicable after such filing.  Subject to Section 5.02, the Company Board shall make the Company Recommendation to the Company’s shareholders and shall include such recommendation in the Proxy Statement.  Parent shall furnish all information concerning Parent and its Affiliates to the Company, as may be reasonably requested by the Company, to be included in the Proxy Statement and, to the extent reasonably requested by the Company, shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement.  Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent such information shall have become false or misleading in any material respect.  Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto), the Company shall provide Parent a reasonable opportunity to review and comment on such document, which comments the Company shall consider in good faith.

(b)          The Company shall take all necessary actions in accordance with Applicable Law, the Company Organizational Documents and the rules of the NYSE to duly call, give notice of, convene and hold the Company Shareholders Meeting for the purpose of obtaining the Company Shareholder Approval, as soon as reasonably practicable after the filing of the Proxy Statement with the SEC.  Subject to Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Shareholder Approval.  Notwithstanding any provision of this Agreement to the contrary, the Company may, in its reasonable discretion, adjourn, recess or postpone the Company Shareholders Meeting, (i) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that the Company determines is reasonably necessary is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), (A) there will be an insufficient number of shareholders and/or Company Shares represented (either in person or by proxy) to constitute the quorum necessary to conduct the business of the Company Shareholders Meeting or (B) sufficient votes to constitute the Company Shareholder Approval have not been (or are not reasonably expected to be) obtained, in the case of clause (A) or (B), in order to solicit such additional proxies and/or votes such that a quorum would be present and/or to obtain the Company Shareholder Approval or (iii) or to the extent required by Applicable Law or requested by a Governmental Entity, including the SEC or its staff; provided, however, that the Company Shareholders Meeting shall not be adjourned, recessed or postponed for an aggregate period of more than ten (10) days without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).  The Company shall provide updates to Parent with respect to the proxy solicitation for the Company Shareholders Meeting (including interim results) as reasonably requested by Parent.

(c)          If, prior to the Effective Time (or the earlier termination of this Agreement in accordance with its terms), any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement, which would be required to be described in an amendment or supplement to the Proxy Statement in order for the Proxy Statement not to contain any untrue statement of a material fact or to omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, Parent shall promptly notify the Company of such event or change, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders.

Section 6.02.        Access to Information; Confidentiality; Cooperation.

(a)          Subject to Applicable Law, the Company shall, and shall cause each of its Subsidiaries to, during the period prior to the Closing Date (or the earlier termination of this Agreement in accordance with its terms), (i) afford Parent and Parent’s Representatives reasonable access, upon reasonable advance notice (and in any event not less than twenty-four (24) hours’ notice), and during normal business hours, to all of their respective properties, books, records, Contracts, officers and employees and (ii) furnish as promptly as practicable to Parent such other information concerning its business, properties and personnel as may be reasonably requested by Parent; provided, however, that in each case of clauses (i) and (ii), Parent and its Representatives shall conduct any such activities in a manner so as to not unreasonably interfere with the normal business operations of the Company or its Subsidiaries and Parent and Parent’s Representatives shall not be permitted to conduct any invasive environmental assessment. Notwithstanding the foregoing, the Company shall not be required to provide such access or furnish such information if the Company reasonably determines that doing so could reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with or obligation of confidentiality owed to a third party, (ii) result in the waiver or loss of any attorney-client or other legal privilege or (iii) violate any Applicable Law or Order or expose the Company to an unreasonable risk of liability for disclosure of sensitive or personal information.  If the Company does not provide access or information pursuant to the immediately preceding sentence, the Company shall, to the extent possible without violating any agreement or Applicable Law or Order or risking a loss of attorney-client privilege, inform Parent as to the general nature of what is being withheld and shall use its reasonable best efforts to enable such information to be furnished or made available to Parent or its Representatives without so jeopardizing privilege or protection, incurring liability, or contravening applicable Law or any Contract or obligation.  Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.02(a) to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are or could reasonably expected to become adverse parties.  The Company may, as it deems advisable and necessary, designate any competitively sensitive material to be provided to Parent under this Section 6.02 (a) as “Outside Counsel Only Material.”  Such materials and information contained therein shall be given only to the outside counsel of the recipient pursuant to the terms of an agreement with respect thereto on terms that are reasonably acceptable to the Company and pursuant to which such information will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel.  All requests for information made pursuant to this Section 6.02(a) shall be directed to such Person(s) as are designated by the Company. All information made available pursuant to this Section 6.02(a), including all information and/or discussions resulting from any access provided pursuant to this Section 6.02(a), shall be subject to the confidentiality agreement, dated as of September 10, 2018, between Parent and the Company (the “Confidentiality Agreement”), which shall survive the termination of this Agreement and continue in full force and effect in accordance with the terms set forth therein.

(b)          Provided that the Company Shareholders Approval has been obtained, at the request of Parent, the Company shall (and shall cause its Subsidiaries to) cooperate with the Parent Parties and shall use (and shall cause its Subsidiaries to use) reasonable best efforts to obtain such approvals, consents, registrations, waivers, Permits (including any Permit transfer, amendment or reissuance), authorizations, Orders and other confirmations from any Governmental Entity or third party with respect to any Permits or Contracts that are identified by the Parent Parties as having any right in favor of such Governmental Entity or third party that would be triggered by the consummation of the transactions contemplated by this Agreement, including the Merger. Notwithstanding any provision of this Agreement or the Confidentiality Agreement to the contrary, from and after such time, the Parent Parties may request that the Company contact any relevant third parties in connection with the foregoing and the Company and the Parent Parties shall reasonably cooperate with respect to any such communication; provided, however, that, in no event shall any Parent Party contact any such third parties without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the parties acknowledge and agree that (i) obtaining any such approval, consent, registration, waiver, Permit, authorization, Order or other confirmation, other than the Required Antitrust Approvals as contemplated by Section 7.01(b), shall not be condition precedent to the obligations of the parties to consummate the Merger and the other transactions contemplated by this Agreement and (ii) in no event shall the Company or any of its Subsidiaries be obligated to pay any fee to obtain any such approval, consent, registration, waiver, Permit, authorization, Order or confirmation.

Section 6.03.        Best Efforts.

(a)          Subject to the terms and conditions of this Agreement, each of the parties hereto shall (and shall cause their Affiliates to) cooperate with the other parties and shall use (and shall cause their respective Affiliates to use) their respective best efforts to promptly take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable following the date hereof and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including (i) preparing and filing as promptly as reasonably practicable and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents with any Governmental Entity, (ii) obtaining (and taking all steps necessary to obtain) all approvals, consents, registrations, waivers, Permits (including any Permit transfer, amendment or reissuance), authorizations, Orders and other confirmations from any Governmental Entity or third party necessary to consummate the transactions contemplated by this Agreement, (iii) executing and delivering any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and (iv) defending or contesting in good faith any Action brought by a third party (including any Governmental Entity) that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated by this Agreement.

(b)          In furtherance and not in limitation of the foregoing, each of the parties hereto agrees to (i) make all filings and notifications under any applicable Regulatory Law with respect to the transactions contemplated by this Agreement as promptly as practicable and advisable (and, with respect to each of the Required Antitrust Approvals, in any event within sixty (60) Business Days following the date hereof, unless otherwise mutually agreed by Parent and the Company, (ii) supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to any applicable Regulatory Law and (iii) use best efforts to take or cause to be taken all other actions necessary to cause the expiration or termination of the applicable waiting periods under any applicable Regulatory Laws and to obtain all consents, authorizations, waivers and approvals under any Regulatory Laws that may be required by any Governmental Entity with competent jurisdiction, so as to enable the parties hereto to consummate the Merger and the other transactions contemplated hereby.

(c)          In furtherance and not in limitation of the foregoing, to the extent required to obtain each of the Required Antitrust Approvals, each party hereto shall take or cause to be taken any and all actions necessary to avoid, eliminate and resolve any and all impediments or objections under any Regulatory Law and to obtain all approvals, consents, registrations, waivers, authorizations, and other confirmations under any Regulatory Law that may be required by any Governmental Entity in order for the parties to consummate the transactions contemplated by this Agreement as promptly as practicable and in any event prior to the End Date, including (i) proposing, negotiating, committing to, and/or effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise) of the assets, properties or businesses to be acquired pursuant to this Agreement as are required to be divested in order to avoid the entry of any decree, judgment, injunction (permanent or preliminary), or any other Order that would make the transactions contemplated hereby unlawful or would otherwise materially delay or prevent the consummation of the transactions contemplated hereby, (ii) terminating, modifying, or assigning existing relationships, Contracts, or obligations relating to any assets, properties or businesses to be acquired pursuant to this Agreement, (iii) changing or modifying any course of conduct regarding future operations relating to the assets, properties or businesses to be acquired pursuant to this Agreement, or (iv) otherwise effecting any other change or restructuring relating to the assets, properties or businesses to be acquired pursuant to this Agreement (all such actions referenced in clauses (i) through (iv), “Divestiture Actions”). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, neither Parent nor any of its Subsidiaries shall be required to take or agree to take any Divestiture Action in relation to any of the assets, properties, businesses, contracts, licenses, product lines, customers or interests of Parent or any of its Subsidiaries, other than the assets, properties or businesses to be acquired pursuant to this Agreement.

(d)          In addition, if any Action is instituted (or threatened) challenging the transactions contemplated hereby as violating any Regulatory Law or if any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) is entered, enforced, or attempted to be entered or enforced by any Governmental Entity that would make the transactions contemplated hereby illegal or otherwise delay or prohibit the consummation of the transactions contemplated hereby, each of the parties shall take any and all actions to contest and defend any such Action to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded, or terminated, any Order (whether temporary, preliminary, or permanent) that prohibits, prevents, or restricts consummation of the transactions contemplated hereby.

(e)          Parent and its Representatives shall be primarily responsible for determining and implementing the process for obtaining all approvals, consents, registrations, waivers, authorizations and confirmations required under applicable Regulatory Laws in connection with the transactions contemplated by this Agreement, subject to cooperation and prior consultation with the Company and its Representatives. Each of the parties hereto shall (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity by any Person in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iii) subject to Applicable Laws relating to the exchange of information, and to the extent reasonably practicable, provide each other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party, prior to submitting any filing made with, or written materials submitted to, any Governmental Entity, or in any filings or submissions in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby (it being understood that certain documents may be subject to reasonable redactions (A) as necessary to comply with contractual arrangements, (B) as necessary to address reasonable privilege concerns, (C) to redact competitively- or commercially-sensitive material or (D) as otherwise required by any Applicable Law or Order), and (iv) to the extent practicable and permitted by the applicable Governmental Entity or private party, as the case may be, give the other parties hereto the opportunity to attend and participate in any meetings and conferences.

(f)          None of the parties shall be required to, and without Parent’s prior written consent neither the Company nor any of its Subsidiaries shall, take or agree to take any Divestiture Action unless the effectiveness thereof is conditioned upon the Closing.

(g)          Notwithstanding the foregoing provisions of this Section 6.03 or any other provision of this Agreement to the contrary, nothing in this Agreement shall limit the right of any party to terminate this Agreement in accordance with ARTICLE VIII, so long as such party has until that time complied in all material respects with its obligations under this Section 6.03.

Section 6.04.        Indemnification, Exculpation and Insurance.

(a)          Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the current or former directors, officers or employees of the Company and/or its Subsidiaries as provided in their respective Organizational Documents (including the Company’s bye-laws) and any indemnification or other similar agreements between the Company or any of its Subsidiaries and any Indemnitee, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms.

(b)          From and after the Closing, the Parent shall, and Parent shall cause the Surviving Company to, indemnify, defend and hold harmless each individual who as of the Closing Date is, or who at any time prior to the Closing Date was, a director or officer of the Company or any of its Subsidiaries or who is (or at any time prior to the Closing Date was) serving at the request of the Company or any of its Subsidiaries as a director or officer of another Person (including any other Person in which the Company or any of its Subsidiaries owns any equity interests), together with each such individual’s heirs, executors and administrators (each an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise), and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative, or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnitee is or was a director or officer of the Company or such Subsidiary or other Person or (ii) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee, or agent of the Company or such Subsidiary or other Person or taken at the request of the Company or such Subsidiary or such other Person (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee, or fiduciary of another Person (including any employee benefit plan)), in each case under clause (i) or (ii), at, or at any time prior to, the Closing (including any Action relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), to the fullest extent permitted under Applicable Law; provided, however, that no Indemnitee shall be indemnified against any liability that attaches to such Indemnitee by virtue of any rule of law as a result of any fraud or dishonesty of which such Indemnitee is guilty in relation to the Company or any of its Subsidiaries, as finally judicially determined by the Supreme Court of Bermuda. Without limiting the foregoing, from and after the Closing, the Surviving Company shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted from time to time under Applicable Law, cause the memorandum of association and bye-laws of the Surviving Company to contain provisions with respect to indemnification, advancement and reimbursement of expenses and exculpation of each Indemnitee with respect to facts or circumstances occurring on or prior to the Closing Date that are no less favorable to the Indemnitee than the provisions with respect to limitation of liability, indemnification, advancement and reimbursement of expenses and exculpation contained in the Company Organizational Documents in effect on the date of this Agreement, which provisions shall not be amended except as required by Applicable Law or except to make changes permitted by Applicable Law that would enlarge the scope of the Indemnitees’ indemnification, exculpation and advancement of expenses rights thereunder.

(c)          In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case as a condition thereto, Parent or the Surviving Company (or their respective successors or assigns), as applicable, shall cause such Person to assume the obligations set forth in this Section 6.04.

(d)          For a period of six (6) years commencing immediately after the Closing, the Surviving Company shall either (i) cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or (ii) provide substitute policies for the Surviving Company and its Subsidiaries covering acts or omissions occurring at or prior to the Closing  Date with respect to individuals who are currently (and any individuals who prior to the Closing become) covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company and its Subsidiaries; provided, however, that in either case of clause (i) and (ii), such policies (A) shall provide not less than the existing coverage provided by and shall otherwise have other terms not less favorable to the individuals covered thereby than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Closing Date and (B) shall be with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance. In lieu of maintaining or obtaining such insurance policies, prior to the Closing Date, the Company may (at Parent’s expense) purchase a pre-paid, six-year “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and the individuals who are covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company (and any individuals who prior to the Closing become covered), such tail to provide coverage in an amount not less than the existing coverage and to be on terms and conditions that otherwise provide substantially the same benefits to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred at or before the Closing Date.  Notwithstanding the foregoing, in no event shall Parent or the Surviving Company be required to pay a premium for such insurance in the aggregate in excess of the applicable amount set forth in Section 6.04(d) of the Company Disclosure Letter.  If the foregoing insurance can only be obtained at a premium in excess of the applicable amount set forth in Section 6.04(d) of the Company Disclosure Letter, Parent shall obtain or cause to be obtained directors’ and officers’ and fiduciary liability insurance policies covering the applicable individuals with the most advantageous coverage obtainable for a premium equal to the applicable amount set forth in Section 6.04(d) of the Company Disclosure Letter.  The Surviving Company shall (and Parent shall cause the Surviving Company to) at all times maintain such policies in full force and effect in accordance with this Section 6.04(d), and continue to honor the obligations thereunder.

(e)          From and after the Closing Date, Parent shall guarantee the prompt payment of the obligations of the Surviving Company and its Subsidiaries under this Section 6.04.

(f)          The provisions of this Section 6.04, (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each Indemnitee, his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have under the Organizational Documents of the Company or its Subsidiaries, by Contract or otherwise. The obligations of Parent and the Surviving Company under this Section 6.04 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 6.04 applies, unless (A) such termination or modification is required by Applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 6.04 applies shall be third party beneficiaries of this Section 6.04).

Section 6.05.        Public Announcements.  Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except (a) as may be required by any Applicable Law or Order, court process or the rules and regulations of any national securities exchange or national securities quotation system to which the party is subject or submits or (b) with respect to any press release or public statement that in the good faith judgment of the applicable party is consistent with previous press releases or public statements made in accordance with this Section 6.05; provided, however, that neither Parent nor the Company shall be required to consult with the other party in connection with, or give the other party the opportunity to review and comment on, any press release or public statement made in accordance with or matters referred to in Section 5.02, including any press release or public statement to be issued or made in order to effect an Adverse Recommendation Change, in the case of the Company to the extent made pursuant to and in accordance with Section 5.02.  The parties hereto agree that the initial press release to be issued with respect to the transactions contemplated hereby following execution of this Agreement shall be a joint press release in the form heretofore agreed to by Parent and the Company.  Except as expressly contemplated by this Agreement (including the first sentence of this Section 6.05) or as required by any Applicable Law or Order, no party shall issue any press release or make any public statement regarding the other party or the other party’s operations, directors, officers or employees without obtaining the other party’s prior written consent.

Section 6.06.        Employee Matters.

(a)          For a period of at least one (1) year following the Closing Date (or until such earlier date of the employee’s termination of employment with Parent or its Subsidiaries), Parent shall, or shall cause its Subsidiaries to, provide each employee of the Company or any of its Subsidiaries (other than those employees whose terms and conditions of employment are governed by a Collective Bargaining Agreement, whose compensation and benefits shall be provided in accordance with any applicable Collective Bargaining Agreement) who remains in the employment of Parent or any of its Subsidiaries immediately after the Closing (each, a “Continuing Employee”) with (i) annual base salary or wages that are no less favorable than the annual base salary or wages provided to such Continuing Employee as of immediately prior to the Closing Date, (ii) incentive compensation, including, as applicable, equity compensation, and bonus opportunities (excluding any bonuses  and incentive compensations granted in relation to the transactions contemplated by this Agreement) commensurate with those provided to similarly-situated employees of Parent and its Subsidiaries, and (iii) other employee benefits that are substantially comparable in the aggregate to the other employee benefits provided to such Continuing Employee by the Company or its Subsidiaries as of immediately prior to the Closing.  Notwithstanding the foregoing, except as required by Applicable Law or any applicable Collective Bargaining Agreement or as set forth on Section 6.06(a) of the Company Disclosure Letter, Parent and its Subsidiaries shall not be required to provide or continue any defined benefit pension benefits or retiree life or medical benefits for any Continuing Employee.

(b)          To the extent permitted by Applicable Law, Parent shall, or shall cause its Subsidiaries to, credit each Continuing Employee for service earned on and prior to the Closing Date with the Company and its Affiliates, or any of their respective predecessors, in addition to service earned with Parent and its Subsidiaries on or after the Closing Date, (i) to the extent that service is relevant for purposes of eligibility, vesting or the calculation of vacation, sick days, severance, layoff and/or similar benefits (but not for purposes of defined benefit pension benefit accruals) under any employee benefit plan, program or arrangement of Parent or any of its Subsidiaries in which the Continuing Employees are eligible to participate on or after the Closing Date, and (ii) for such additional purposes as may be required by Applicable Law, in each case, if an analogous Company Benefit Plan was in effect as of immediately prior to the Closing Date, to the extent such service would have been recognized by the Company or its applicable Subsidiary under such analogous Company Benefit Plan as of immediately prior to the Closing Date; provided, however, that nothing herein shall result in a duplication of benefits with respect to Continuing Employees.

(c)          To the extent permitted by Applicable Law, Parent shall, and shall cause its Subsidiaries to, waive or cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods that would be applicable to Continuing Employees and their eligible spouses and dependents.  Parent shall, and shall cause its Subsidiaries to, recognize for purposes of annual deductible, co-payment and out-of-pocket limits under their health and/or welfare plans applicable to Continuing Employees, the dollar amount of all deductible, co-payment and out-of-pocket expenses paid by Continuing Employees and their respective spouses and dependents under the Company’s or any of its Affiliates’ health and/or welfare plans in the calendar year in which the Closing occurs.

(d)          Without otherwise limiting the generality of Section 9.07, the provisions of this Section 6.07 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of its Affiliates), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.06) under or by reason of any provision of this Agreement.  Nothing in this Section 6.06 shall constitute or be deemed to constitute the establishment, adoption or amendment of any Company Benefit Plan or any other employee benefit plan, agreement or other arrangement.

Section 6.07.        Merger Sub; Parent Subsidiaries; Company Subsidiaries.  Parent shall cause each of Holding, Merger Sub and any other applicable Subsidiary of Parent to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement. The Company shall cause each of its Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

Section 6.08.        Transaction Litigation.    The Company shall give Parent prompt written notice of any Action commenced or threatened in writing against the Company, any of its Subsidiaries or any of its or their directors or officers by holders of securities of the Company relating to this Agreement, the Statutory Merger Agreement, the Merger or any of the other transactions contemplated by this Agreement.  Subject to Applicable Law, Parent and the Company shall give the other party the opportunity to participate (at such other party’s sole cost and expense) in the defense or settlement of any litigation against the other party or its directors or officers by a holder of securities of the Company relating to this Agreement, the Statutory Merger Agreement, the Merger, or any other transactions contemplated by this Agreement and no such settlement shall be agreed to without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.09.        Control of the Other Party’s Business and Operations.  Nothing contained in this Agreement shall or is intended to give Parent or the Company, directly or indirectly, the right to control or direct the operations of the other prior to the Closing. Prior to the Closing, each of Parent and the Company shall exercise, consistent with the terms and subject to the conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ respective operations.

Section 6.10.        Company Rights Plan; Takeover Statutes.  If (a) any provision of the Company Rights Plan or the Company Organizational Documents or (b) any “fair price,” “moratorium,” “control share acquisition” or “interested shareholder” statute or other similar statute or regulation is or becomes applicable to, or restricts or limits in any manner, the transactions contemplated by this Agreement, the Statutory Merger Agreement, the Support Agreement, the Merger or any of the other transactions contemplated by this Agreement, and the Company Board shall grant such approvals and take such actions as are within their power and authority and are necessary so that the transactions contemplated by this Agreement, the Statutory Merger Agreement and the Support Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby.  Parent acknowledges that, on the date hereof in connection with the execution and delivery of this Agreement, the Company has entered into an amendment to the Company Rights Plan providing that the Rights (as defined in the Company Rights Plan) shall expire and shall cease to be exercisable effective as of immediately prior to, but contingent on the subsequent occurrence of, the Effective Time.

Section 6.11.        Peruvian Tax Certification.

(a)          If the Company and Parent determine that the Merger will constitute an indirect transfer of shares issued by any direct or indirect Subsidiaries of the Company that are incorporated in Peru pursuant to Section 10(e) of the Peruvian Income Tax Law and applicable Peruvian Income Tax Law Regulations, upon the request of Parent, the Company shall use commercially reasonable efforts to request that any holder of Class A Shares who would reasonably be expected to incur any income Tax liability in Peru as a result of such Tax provisions deliver to Parent, at least five (5) Business Days prior to the Closing Date, a cost certification from the Peruvian Tax authorities certifying as to the cost basis in such holder’s Class A Shares.

(b)          If the Company decides not to take the actions contemplated by Section 6.11(a), the Company shall deliver to Parent, at least five (5) Business Days prior to the Closing Date, an opinion from a recognized Peruvian tax adviser or Peruvian legal counsel as to the opinion of such adviser or counsel that the Merger should not be considered an indirect transfer for purposes of such Peruvian Tax laws.

Section 6.12.        Notice of Certain Events.  Each of Parent and the Company shall notify the other in writing after receiving or becoming aware of the occurrence or non-occurrence of any change or event that would be reasonably likely to cause any condition to the Merger to be unsatisfied by the End Date; provided, however, that (a) the delivery of any notice pursuant to this Section 6.12 shall not constitute an admission that any condition has not or will not be satisfied or limit or otherwise affect the remedies available under this Agreement to the party receiving such notice and (b) a failure to comply with this Section 6.12 shall not constitute the failure of any condition set forth in ARTICLE VII to be satisfied by the End Date.

Section 6.13.        Deregistration and Delisting.  The Company shall cooperate with the Parent Parties in taking or causing to be taken all actions necessary to delist the Class A Shares from the NYSE and terminate its registration under the Exchange Act, in each case effective as soon as practicable after the Closing Date.

Section 6.14.        Resignation of Directors and Corporate Officers.  As a material inducement to the Parent Parties to enter into and perform their obligations under this Agreement, as of the date of this Agreement, the Company has obtained and delivered to Parent irrevocable written resignations from each of the directors and corporate officers (excluding the corporate secretary) of Belmond Holdings, effective as of, and contingent upon the occurrence of, the Effective Time.  If prior to the Closing Date any additional or substitute directors or corporate officers of Belmond Holdings are elected or appointed, the Company shall obtain and promptly provide to Parent irrevocable written resignations, effective as of the Closing Date, executed by each such individual prior to, and as a condition of, such individual’s election or appointment. If for any reason any of the foregoing resignations has not been received, or is not in full force and effect, at least twenty (20) days prior to the Closing Date, the Company shall take all actions required under Applicable Law and the Organizational Documents of Belmond Holdings to remove from office, effective as of, and contingent upon the occurrence of, the Effective Time the applicable director or corporate officer of Belmond Holdings.  The Company shall use its reasonable best efforts to obtain and provide to Parent, on or prior to the Closing Date, to the extent requested in writing by Parent at least ten (10) Business Days prior to the Closing Date, resignation letters, effective as of and contingent upon the Effective Time, from each of the directors and corporate officers of each of the other Subsidiaries of the Company as requested by Parent, resigning from such position as a director and/or corporate officer. The Company shall cooperate with and assist Parent, at Parent’s request, in connection with implementing changes in the directors of the Subsidiaries of the Company, as determined by Parent, effective as of the Closing Date.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01.        Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to Applicable Law) on or prior to the Closing Date of each of the following conditions:

(a)          Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)          Regulatory Approvals. All Required Antitrust Approvals shall have been obtained.

(c)          Legal Restraints.  No Applicable Law shall have been enacted, issued or promulgated and no Order (whether temporary or permanent) by any Governmental Entity of competent jurisdiction shall be in effect, in each case that prohibits, enjoins, restrains or makes illegal the consummation of the Merger.

Section 7.02.        Conditions to Obligation of Parent.  The obligation of Parent and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following additional conditions:

(a)          Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.01 (Qualification, Organization, Subsidiaries, etc.),  Section 3.02 (Authority; Execution and Delivery; Enforceability), Section 3.06(b) (other than as it relates to the representation and warranty therein related to Section 5.01(a)(iii)) (Absence of Certain Changes or Events) and Section 3.21 (Takeover Statutes) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) in all material respects at and as of the Closing Date as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company contained in Section 3.03(a), Section 3.03(b), Section 3.03(c) (solely with respect to the Company) and Section 3.03(e) (Capital Structure) shall be true and correct in all respects, other than de minimis inaccuracies involving not more than an aggregate of 1,000 Company Shares at and as of the Closing Date as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date, subject to the obligation to update the representations and warranties set forth in Section 3.03(b) as set forth in the third sentence thereof), (iii) the representation and warranty of the Company contained in Section 3.06(a) (Absence of Certain Changes or Events), Section 3.06(b) (solely as it relates to the representation and warranty therein related to Section 5.01(a)(iii)) (Absence of Certain Changes or Events) and Section 3.19 (Brokers’ Fees and Expenses) shall be true and correct as of the Closing Date, as if made at and as of such date, and (v) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had or would not reasonably be likely to have a Company Material Adverse Effect.

(b)          Performance of Obligations of the Company. The Company shall have performed and complied with in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, except that the materiality limitation set forth in this Section 7.02(b) shall not apply to performance and compliance with the obligations set forth under Section 5.01(a)(iii) solely as it relates to the Company and the Charleston Subsidiaries.

(c)          Company Certificate.  The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by the Chief Executive Officer or Chief Financial Officer of the Company, certifying to the effect that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied as of such date.  The foregoing certificate shall include as an attachment a report setting forth the number of Class A Shares shown as issued and outstanding on the Company’s stock transfer records as of the close of business on the Business Day immediately preceding the Closing Date.  The Company shall use its reasonable best efforts to have such statement confirmed by the transfer agent for the Class A Shares.

Section 7.03.        Conditions to Obligations of the Company.  The obligations of the Company to consummate the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following additional conditions:

(a)          Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.02 (Authority; Execution and Delivery; Enforceability), and Section 4.09 (Brokers’ Fees and Expenses) shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (ii) all other representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)          Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed and complied with in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(c)          Parent Certificate.  Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by a senior executive officer of Parent, certifying to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied as of such date.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01.        Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)          by mutual written consent of the Company and Parent;

(b)          by either the Company or Parent:

(i)          if the Merger is not consummated on or before October 31, 2019 (the “End Date”); provided, however, that, if, on the End Date, any of the conditions to the Closing set forth in Section 7.01(b) or Section 7.01(c) shall not have been satisfied or (to the extent permitted by Applicable Law) waived by both the Company and Parent, but all other conditions to the Closing (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied, then the End Date may be extended by the Company or Parent to December 31, 2019 by delivery of written notice of extension to the other party;

(ii)         if any Governmental Entity of competent authority issues a final, nonappealable Order or enacts an Applicable Law, in each case, that permanently prohibits, restrains or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement; or

(iii)        if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting, unless such Company Shareholders Meeting has been adjourned, recessed or postponed, in which case at any adjournment, recess or postponement thereof at which a vote or poll on the matter has been taken and the Company Shareholder Approval shall not have been obtained;

provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to (A) any party whose breach of or failure to perform or fulfill its obligations under this Agreement has materially and proximately contributed to or been the principal cause of the failure of the Merger to be consummated or (B) the Company if a breach of or failure to perform or fulfill the  obligations of Belmond Holdings under the Support Agreement has materially and proximately contributed to or been the principal cause of the failure of the Merger to be consummated.

(c)          by the Company, if (i) Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, would not be satisfied as of the Closing Date and (ii) such breach or failure to be true has not been cured within forty-five (45) days after written notice by the Company to Parent informing Parent of such breach or failure to be true (or, if earlier, by the End Date); provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d)          by the Company, subject to complying with Section 8.03(b)(ii), at any time prior to the receipt of the Company Shareholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal made by a Person or Group in accordance with Section 5.02(d);

(e)          by Parent, if (i) the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, would not be satisfied as of the Closing Date, and (ii) such breach or failure to be true has not been cured within forty-five (45) days after written notice by Parent to the Company informing the Company of such breach or failure to be true (or, if earlier, by the End Date); provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) if Parent is then in breach of this Agreement in any material respect; or

(f)          by Parent, prior to the Company Shareholders Meeting, in the event that an Adverse Recommendation Change shall have occurred.

Section 8.02.        Effect of Termination.  In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company (or any Company Related Party), Parent (or any of Parent’s Affiliates or Parent’s or Parent’s Affiliates’ respective directors, officers, employees, members, managers, partners, shareholders agents and representatives) or Merger Sub; provided, however, that this Section 8.02, Section 8.03, ARTICLE IX (other than Section 9.10), the Confidentiality Agreement and any other provisions hereof that by their express terms survive the termination hereof shall survive such termination; and provided, further, that no such termination shall relieve any party from any liability or damages arising out of fraud by such party or any Willful Breach of this Agreement prior to such termination.

Section 8.03.        Fees and Expenses.

(a)          Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b)          The Company shall pay to Parent the Termination Fee if:

(i)          Parent terminates this Agreement pursuant to Section 8.01(f);

(ii)         The Company terminates this Agreement pursuant to Section 8.01(d); or

(iii)        (A) an Acquisition Proposal (whether or not in writing) shall (I) have been publicly made by any Person or Group to the Company or shall have been publicly made by any Person or Group directly to the shareholders of the Company, or any Person or Group shall have publicly announced an intention to make an Acquisition Proposal, and in each case such Acquisition Proposal is not publicly withdrawn prior to the date of termination of this Agreement or (II) a bona fide written Acquisition Proposal shall have been made to the Company Board and shall not have been withdrawn prior to the date of termination of this Agreement; (B) thereafter this Agreement is terminated pursuant to Section 8.01(b)(i) (prior to receipt of the Company Shareholder Approval), Section 8.01(b)(iii) or Section 8.01(e); and (C) within twelve (12) months following the date of termination of this Agreement, the Company Board recommends that shareholders vote in favor of, or tender their shares into, any Acquisition Proposal or the Company enters into an Alternative Acquisition Agreement with respect to any Acquisition Proposal (in each case, which Acquisition Proposal is ultimately consummated) or the Company otherwise consummates the transaction contemplated by any Acquisition Proposal (in each case, including any Acquisition Proposal made after the date of such initial Acquisition Proposal or after the termination of this Agreement); provided, however, that for purposes of this Section 8.03(b)(iii), the references to 20% in the definition of “Acquisition Proposal” shall be deemed to be references to 50%.

Any Termination Fee due under this Section 8.03(b) shall be paid by wire transfer of same-day funds (I) in the case of clause (i) above, on the Business Day immediately following the date of termination of this Agreement, (II) in the case of clause (ii) above, on the date and as a condition to the effectiveness of the termination of this Agreement and (III) in the case of clause (iii) above, on the date of consummation of the Acquisition Proposal.

(c)          The Company acknowledges and agrees that the agreements contained in Section 8.03(b) are an integral part of the transaction contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement.  Accordingly, if the Company fails promptly to pay the amounts due pursuant to Section 8.03(b) and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in Section 8.03(b), the Company shall pay to Parent its reasonable and documented costs and expenses (including attorneys’ fees and expenses) actually incurred in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in Section 8.03(b) accrued at the prime rate as published in the Wall Street Journal, Eastern Edition on the date such payment was first required to be made.  In no event shall the Company be obligated to pay the Termination Fee on more than one occasion. Each of the parties acknowledges and agrees that in light of the difficulty of accurately determining actual damages with respect to any termination of this Agreement resulting in the obligation of the Company to pay the Termination Fee pursuant to Section 8.03(b), the right to the Termination Fee constitutes a reasonable estimate of the losses or damages that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (and not a penalty).

(d)          The parties agree that the payment of the Termination Fee shall be the sole and exclusive monetary remedy available to Parent and Merger Sub under or related to this Agreement and the transactions contemplated hereby (including the failure thereof to be consummated) in the event any such payment becomes due and payable and, upon payment of the Termination Fee by the Company, neither Company nor the Company’s Affiliates nor its and their respective current and former directors, officers, employees, members, managers, partners, shareholders, agents and representatives (the “Company Related Parties”) shall have any further liability to Parent, Merger Sub or any other Person for any losses or damages suffered under, arising out of or relating to this Agreement and the transactions contemplated hereby (including the termination hereof and the abandonment of the Merger), whether at law, in contract, in tort or otherwise. The foregoing is not intended and shall not be construed to limit or impair the right of Parent to specific performance or other equitable relief in accordance with Section 9.10.

Section 8.04.        Amendment.  This Agreement may be amended by the parties at any time prior to or after receipt of the Company Shareholder Approval; provided, however, that (a) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Applicable Law or the rules of the NYSE requires further approval by the shareholders of the Company without the further approval of such shareholders, and (b) except as provided above, no amendment of this Agreement shall be submitted to be approved by the shareholders of the Company unless required by Applicable Law.  This Agreement may not be amended except by an instrument in writing signed by a duly authorized representative of each of the parties.

Section 8.05.        Extension; Waiver.  At any time prior to the Closing Date, each party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement by another party, (c) waive compliance with any covenants and agreements of another party contained in this Agreement or (d) waive the satisfaction of any of the conditions applicable to such party contained in this Agreement.  No extension or waiver by the Company shall require the approval of the shareholders of the Company unless such approval is required by Applicable Law.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01.        Survival.  None of the representations and warranties contained in or made pursuant to this Agreement shall survive the Closing.  The covenants, obligations and agreements of the parties hereto contained in or made pursuant to this Agreement that by their terms apply or are to be performed in whole or in part after the Closing and the covenants and agreements contained in this ARTICLE IX shall survive the Closing for the period provided in such covenants and agreements, if any, or otherwise until such covenants and agreements shall have been fully performed or no longer apply, and all other covenants, obligations and agreements of the parties hereto shall terminate upon and shall not survive the Closing.  For the avoidance of doubt, nothing in this Section 9.01 shall limit Section 8.03 or any other covenant or agreement of the parties which by its terms contemplates performance after the Closing.

Section 9.02.        Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made) if delivered (a) in person (upon delivery), (b) by international express courier service (on the second Business Day after deposit therewith) or (c) by electronic mail (upon transmission, provided no “bounceback” or notice of non-delivery is received) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)	if to the Company, to:

Belmond Ltd.
Shackleton House
4 Battle Bridge Lane
London
SE1 2HP
UK
Attention: Richard M. Levine
Email:  richard.levine@belmond.com

with an additional copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Michael J. Aiello; Sachin Kohli
Email: michael.aiello@weil.com; sachin.kohli@weil.com

(b)	if to any Parent Party, to:

LVMH Moët Hennessy - Louis Vuitton SE
22 avenue Montaigne
75008 Paris
Attention : Jean-Jacques Guiony ; Bernard Kuhn
Email : jj.guiony@lvmh.fr; b.kuhn@lvmh.fr

Palladio Overseas Holding Limited
100 New Bridge Street
London
EC4V 6JA
Attention : Sole Director – c/o Timothy Gee
Email : tim.gee@bakermckenzie.com

with a copy (which shall not constitute notice) to:

Baker & McKenzie A.A.R.P.I.
1 rue Paul Baudry
75008 Paris, France
Attention: Stéphane Davin; Francois-Xavier Naime
Email: stephane.davin@bakermckenzie.com; francois-xavier.naime@bakermckenzie.com

Baker & McKenzie LLP
300 East Randolph Street
Chicago, Illinois 60601
Attention:   Craig A. Roeder; Thomas Hughes
Email:  craig.roeder@bakermckenzie.com; thomas.hughes@bakermckenzie.com

Section 9.03.        Definitions.

(a)          For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a written confidentiality agreement that complies with the last sentence of Section 5.02(c) and with terms and conditions as to confidentiality and non-use no less restrictive on the other party than those contained in the Confidentiality Agreement; provided, however, for the avoidance of doubt, that the agreement need not contain standstill type restrictions or similar restrictions on making Acquisition Proposals.

“Acquisition Dates” means (a) in the case of Belmond Anguilla Owner LLC, May 26, 2017, and (b) in the case of Castello di Casole SpA, Castello Resort Villas SpA and Castello di Casole Agricoltura SpA, February 7, 2018.

“Action” means any claim, action, suit, arbitration, proceeding or investigation by or before any Governmental Entity or arbitrator.

“Affiliate” means, with respect to any specific Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, the terms “controls,” “controlled by” and “under common control with” shall have the meanings set forth in Rule 405 promulgated under the Securities Act.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, stock purchase agreement, amalgamation agreement, asset purchase agreement, merger agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) related to any Acquisition Proposal or any inquiry, proposal,  offer or indication of interest that would reasonably be expected to lead to an Acquisition Proposal.

“Amended and Restated Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of July 3, 2017, among Belmond Ltd.., Belmond Interfin Ltd. (formerly known as Belmond Ltd.), the lenders from time to time party thereto and Barclays Bank PLC, acting as administrative agent, collateral agent and swingline lender, as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof.

“Applicable Law” means, with respect to any Person, any transnational, national, federal, state, provincial, municipal or local law (statutory, common or otherwise), constitution, treaty, convention, statute, ordinance, code, rule or regulation enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person.

“Bermuda Companies Act” means the Companies Act 1981 of Bermuda, as amended.

“Business Day” means any day that is not a Saturday, Sunday or other day on which (a) commercial banks in the City of New York, New York, London, England or Paris, France are required by Applicable Law to be closed or (b) commercial banks and/or government offices in Bermuda are required by Applicable Law to be closed.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreements, labor union contracts, trade union agreements or foreign works council contracts with a trade union or other similar body.

“Company Deferred Share Award” means any deferred share award that is subject to time vesting (but not performance vesting) conditions and which is granted under the Company Share Plan or otherwise.

“Company Equity Awards” means any Company Stock Option, Company Deferred Share Award, Company Performance Share Award, Company Restricted Share Award or Other Company Award.

“Company Material Adverse Effect” means any effect, change, event, circumstance or occurrence that, individually or in the aggregate, has a material adverse effect on the business, assets, operations, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event, circumstance or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Company Material Adverse Effect has occurred or may occur: (a) changes generally affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (b) changes generally affecting the industries in which the Company and its Subsidiaries operate; (c) changes or prospective changes in Applicable Law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; (d) changes caused by the execution or announcement of this Agreement or the pendency of and/or consummation of the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with or actions taken or threatened to be taken by any customers, suppliers, distributors, landlords, partners, employees or Governmental Entities (it being agreed that for purposes of Section 3.04, changes caused by the execution or announcement of this Agreement or the pendency of and/or consummation of the transactions contemplated hereby, as set forth in this clause (d), shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and including any such change relating to the identity of Parent or its Affiliates; (e) acts of war (whether or not declared), sabotage, cyber attacks, military actions or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism (or any escalation or worsening of the foregoing); (f) natural disasters, including tsunamis, pandemics, earthquakes, floods, storms, hurricanes and tornados or any other force majeure event; (g) any action taken by the Company or its Subsidiaries that is expressly required or contemplated by this Agreement or which is taken with the prior written consent of or at the written request of Parent or its Representatives; (h) changes or prospective changes in the Company’s credit ratings; (i) changes in the price or trading volume of the Company’s shares; (j) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position; or (k) any litigation (however styled or characterized) arising from allegations of breach of fiduciary duty by the directors on the Company Board in connection with their consideration and/or approval of this Agreement or the transactions contemplated hereby or violation of Applicable Law by the directors on the Company Board in connection with their consideration and/or approval of this Agreement or the transactions contemplated hereby (it being understood that the exception in clause (k) hereof shall not affect a determination that any actual violation of Applicable Law may be, contributed to or may contribute to, a Company Material Adverse Effect or that the Company is in breach of ARTICLE III, and that the exceptions in clauses (h), (i) and (j) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (a) through (g) hereof) is, may be, contributed to or may contribute to, a Company Material Adverse Effect); provided, further, that any effect, change, event or occurrence referred to in clauses (a), (b), (c) or (e) may be taken into account in determining whether or not there has been or may be a Company Material Adverse Effect to the extent such effect, change, event, circumstance or occurrence has a material disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries and markets in which the Company and its Subsidiaries operate (but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole.

“Company Organizational Documents” means the Memorandum of Association, Certificate of Incorporation and the Amended and Restated Bye-Laws of the Company (including its predecessors), each as amended up to and including the date of this Agreement.

“Company Performance Share Award” means any restricted share award that is subject to performance vesting conditions and which is granted under the Company Share Plan or otherwise.

“Company Restricted Share Award” means any restricted share award that is subject to time vesting conditions and which is granted under the Company Share Plan or otherwise.

“Company Rights Plan” means the Rights Agreement, by and between Belmond Ltd. (formerly known as Orient-Express Hotels Ltd.) and Computershare Trust Company, N.A., dated as of June 1, 2000, as amended and restated on April 12, 2007, as further amended.

“Company Stock Option” means any option to purchase Class A Shares granted under the Company Share Plan.

“Company Share Plan” means the Belmond Ltd. 2009 Share Award and Incentive Plan (as amended).

“Contract” means any contracts, agreements, leases, licenses, indentures, credit agreements, notes, bonds, concessions, commitments and other binding instruments and arrangements to which a Person is a party.

“Dissenting Holder” means a holder of Class A Shares who, as of the Effective Time, (a) did not vote in favor of the Merger, (b) has complied with all of the provisions of the Bermuda Companies Act concerning the right of holders of Class A Shares to require appraisal of their Class A Shares pursuant to the Bermuda Companies Act and (c) has not effected or delivered an Appraisal Withdrawal.

“Dissenting Shares” means Class A Shares held by a Dissenting Holder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Credit Facility” means the credit facilities governed by the Amended and Restated Credit Agreement.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any transnational, domestic or foreign federal, state or local governmental, regulatory, legislative or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Indebtedness” means, with respect to the Company and its Subsidiaries, without duplication, all obligations (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar Contracts, (c) in respect of outstanding letters of credit or performance bonds, (d) in respect of all guarantees, keepwell or similar arrangements for any of the foregoing, (e) under conditional sale or other title retention Contracts relating to any property purchased by the Company or any of its Subsidiaries, (f) under leases capitalized on the books and records of the Company or its Subsidiaries and (g) of others secured by a Lien on property or assets owned or acquired by the Company or any of its Subsidiaries, whether or not the obligations secured thereby have been assumed.

“Intellectual Property” means all of the following whether arising under the Applicable Laws of the United States or of any other relevant jurisdiction: (a) trademarks, service marks, trade names, trade dress, slogans, logos and other source or business identifiers, together with all of the goodwill associated with each of the foregoing, and all registrations, applications for registration, renewals and extensions thereof; (b) Internet domain names; (c) copyrights and designs (including copyrights in computer software and in all type of copyrightable works), whether or not registered, and all registrations, applications for registration, renewals, extensions and reversions thereof; and (d) trade secrets and confidential business information.

“Intervening Event” means any positive effect, change, event, circumstance, state of facts or occurrence that was not known to, or reasonably foreseeable by, the Company Board prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, first arises or occurs or becomes known to, or reasonably foreseeable by, the Company Board prior to the receipt of the Company Shareholder Approval; provided, however, that none of the following, and no effect, change, event, circumstance or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether an Intervening Event has occurred or may occur: (a) the receipt by the Company of an Acquisition Proposal or a Superior Proposal or any inquiry, proposal, offer or indication of interest that would be reasonably expected to lead to an Acquisition Proposal or a Superior Proposal or the existence or terms of an Acquisition Proposal, or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal or Superior Proposal; (b) changes generally affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (c) changes generally affecting the industries in which the Company and its Subsidiaries operate; (d) changes or prospective changes in Applicable Law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; (e) changes or prospective changes in the Company’s credit ratings; (f) changes in the price or trading volume of the Company’s shares or the shares of other companies in the industries in which the Company and its Subsidiaries operate; (g) meeting or exceeding any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position; or (h) any action or inaction taken by any party pursuant to the terms of this Agreement.

“Knowledge of the Company” means the actual knowledge after reasonable inquiry of direct reports of any of the individuals set forth on Section 9.03(a) of the Company Disclosure Letter.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, lien or charge of any kind.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Organizational Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, charter, memorandum of association, bye-laws, articles or certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement, and all other similar documents, agreements, certificates or instruments executed, adopted or filed in connection with the creation, formation or organization of any Person, including any amendments thereto.

“Parent Material Adverse Effect” means any event, effect, change, circumstance, state of facts, developments or occurrence that, individually or in the aggregate, would prevent or materially delay, interfere with, impair or adversely affect (a) the ability of the Parent Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis or (b) the compliance by the Parent, Parties with their obligations under this Agreement.

“Parent Parties” means, collectively, Parent, Holding and Merger Sub, including following the Effective Time, where applicable, the Surviving Company.

“Permits” means licenses, franchises, permits, certificates, approvals, registrations, authorizations and concessions (including concessions with respect to the operation of railways) issued or granted by Governmental Entities.

“Permitted Liens” means, collectively, (a) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens (i) arising or incurred by operation of law, (ii) incurred in the ordinary course of business or (iii) for amounts not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP (or for which a bond or other security is provided), (b) Liens for Taxes, utilities and other governmental charges that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (c) Liens that are disclosed on the most recent consolidated balance sheet of the Company and its Subsidiaries, or in the notes thereto, included in the Company SEC Documents filed prior to the date hereof, (d) requirements and restrictions of zoning, entitlement, building and other Applicable Laws and municipal by-laws related to land use and environmental regulations, and development, site plan, subdivision or other agreements with municipalities, (e) licenses of Intellectual Property, (f) statutory, common law, or contractual Liens of landlords, (g) the title of lessor and Liens related to the underlying fee interest of any Leased Real Property, (h) the terms of any Leases or other leases, subleases, licenses or similar agreements entered in the ordinary course of business consistent with past practice or otherwise disclosed to Parent prior to the date of this Agreement, and the rights of any counterparty thereto, (i) Liens in favor of customs and revenue authorities arising as a matter of law and in the ordinary course of business consistent with past practice in connection with the importation of goods, (j) Liens over tangible assets incurred in the ordinary course of business consistent with past practice in connection with any purchase money security interests, equipment leases or other similar financing arrangements with respect to those assets, (k) matters disclosed in any title reports, pro formas, commitments, or policies (or the jurisdictional equivalent) made available to Parent, (l) pledges and deposits to secure the performance of bids, trade contracts, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (m) any Liens granted pursuant to the Existing Credit Facility and (n) other than with respect to any capital stock or other equity interests or equity securities, such other Liens or imperfections in title, charges, easements, restrictions and encumbrances that, in the aggregate, do not materially impair the existing use or value of the affected property.

“Person” means any natural person, general or limited partnership, company, corporation, trust, limited liability company, joint venture, limited liability partnership, firm, association, Governmental Entity or other legal entity.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by Applicable Law or by the Company or any of its Subsidiaries in any of its or their respective privacy policies, notices or contracts, all information that identifies, could be used to identify or is otherwise associated, directly or indirectly, with an individual person.

“Recently Acquired Subsidiaries” means (a) Belmond Anguilla Owner LLC, a Bermuda limited liability company and (b) Castello di Casole SpA, an Italian corporation, Castello Resort Villas SpA, an Italian corporation, and Castello di Casole Agricoltura SpA, an Italian corporation.

“Regulation S-K” means Regulation S-K promulgated by the SEC, as amended and in effect at the time in question.

“Regulation S-X” means Regulation S-X promulgated by the SEC, as amended and in effect at the time in question.

“Regulatory Laws” means any federal, state and foreign statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives.

“Required Antitrust Approvals” means those anti-trust notifications, consents, terminations, expirations of waiting periods and approvals set forth on Section 7.01(b) of the Company Disclosure Letter.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations under the Securities Act.

“Statutory Merger Agreement” means the statutory merger agreement to be entered into between the Company and Merger Sub, substantially in the form of the agreement attached as Exhibit B hereto.

“Subsidiary” of any specified Person means any other Person of which such first Person beneficially owns or has the right to acquire (either directly or indirectly through one or more other Subsidiaries) a majority (i.e., at least 50%) of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person, and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising control.  For purposes of (a) Article III, each of Charleston Center LLC and Charleston Place LLC (collectively, the “Charleston Subsidiaries”), and each of Ferrocarril Transandino S.A. - FETRANSA, Perurail S.A., Peru Experiences Belmond S.A. and Peru Belmond Hotels S.A. (collectively, the “Peruvian Subsidiaries” and, together with the Charleston Subsidiaries, “Joint Venture Subsidiaries”) shall be deemed to be a Subsidiary of the Company; provided, however, that  all representations and warranties set forth in Article III with respect to the Joint Venture Subsidiaries shall be deemed to have been made to the Knowledge of the Company and (b) this definition, the term “control” shall have the meaning set forth in Rule 405 promulgated under the Securities Act.

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed relating to Taxes.

“Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, diverted profits, property, capital, sales, stamp, transfer, use, payroll, employment, social security, severance, withholding, franchise, value added and other taxes, imposts, levies, duties, fees or other like assessments or charges of any kind, in each case in the nature of a tax, imposed by a Governmental Entity, together with all interest, penalties, surcharges and additions imposed with respect to such amounts.

“Termination Fee“ means $92,261,000.

“UK Bribery Act” means Bribery Act 2010 (c.23), as amended, and any rules, regulations and guidance promulgated thereunder.

“Willful Breach” means (a) a breach by a party of any of its obligations under this Agreement that is a consequence of an act or omission knowingly undertaken or omitted by the breaching party with the intent of causing a breach of this Agreement or (b) subject to the satisfaction or waiver (by the party for whom such condition must be satisfied) of the conditions to Closing set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at Closing, provided that those conditions would have been satisfied if the Closing were to occur on such date), the intentional failure of a party to promptly consummate the Merger in accordance with Section 1.02 and the other transactions contemplated to be consummated at the Closing in accordance with the terms and conditions of this Agreement.

(b)   For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement:

Defined Term	Section

Acquisition Proposal	5.02(f)
Adverse Recommendation Change	5.02(d)
Agreement	Preamble
Appraisal Withdrawal	2.03(b)
Appraised Fair Value	2.03(a)
Balance Sheet Date	3.06(a)
Bankruptcy and Equity Exceptions	3.02
Book-Entry Share	2.01(c)
Belmond Holdings	Recitals
Capitalization Date	3.03(a)
Certificate	2.01(c)
Certificate of Merger	1.03
Class A Shares	2.01
Class B Shares	2.01
Closing	1.02
Closing Date	1.02
Company	Preamble
Company Benefit Plans	3.15(a)
Company Board	Recitals
Company Disclosure Letter	Article III

Defined Term	Section

Company Recommendation	3.02
Company SEC Documents	3.05(a)
Company Securities	3.03(c)
Company Shareholder Approval	3.02
Company Shareholders Meeting	3.02
Company Shares	2.01
Confidentiality Agreement	6.02(a)
Continuing Employee	6.06(a)
Divestiture Actions	6.03(c)
Effective Time	1.03
End Date	8.01(b
Environmental Law	3.12
Hazardous Materials	3.12
Holding	Preamble
Holding Organizational Documents	4.01(b)
Indemnitee	6.06(b)
Indemnitees	6.06(b)
Lease	3.16(a)
Leased Real Property	3.16(a)
Letter of Transmittal	2.02(b)
Material Contract	3.13(a)
Merger	Recitals
Merger Application	1.03
Merger Consideration	2.01(c)
Merger Sub	Preamble
Merger Sub Organizational Documents	4.01(b)
Merger Sub Shares	2.01
Non-U.S. Company Benefit Plans	3.15(b)
Option Consideration	2.04(a)
Other Company Awards	2.04(d)
Owned Real Property	3.16(a)
Parent	Preamble
Parent Organizational Documents	4.01(b)
Paying Agent	2.02(a)
Payment Fund	2.02(a)
Per Share Merger Consideration	2.01(c)
Preferred Shares	3.03
Proxy Statement	6.01(a)
Registered IP	3.10
Registrar	1.03
Release	3.12
Subsidiary Securities	3.03(f)
Superior Proposal	5.02(f)
Support Agreement	Recitals
Surviving Company	1.01
VDR	9.04

Section 9.04.        Rules of Construction.  Interpretation of this Agreement (except as specifically provided in any portion of this Agreement, in which case such specified rules of construction shall govern with respect to such portion of this Agreement) shall be governed by the following rules of construction: (a) words in singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references made to an article, a section, a schedule or an exhibit, such reference shall be to an article, a section, a schedule or an exhibit of or to this Agreement unless otherwise indicated; (c) the table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (d) any capitalized term used in any schedule or exhibit to this Agreement or in the Company Disclosure Letter but not otherwise defined therein shall have the meaning assigned to such term in this Agreement; (e) when the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (f) the words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (g) the term “or” is not exclusive; (h) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (i) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (j) all pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require; (k) any agreement, instrument or Applicable Law defined or referred to herein means such agreement, instrument or Applicable Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated; (l) references to a Person are also to its successors and assigns; (m) unless otherwise specifically indicated, all references to times will be deemed references to Eastern Time; (n) unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America; and (o) any document, information, Contract, or agreement referred to herein shall be deemed to have been “delivered”, “provided” or “made available” (or any phrase of similar import) to Parent by the Company for purposes of this Agreement if they have been posted to the data room maintained by the Company in connection with the transaction (the “VDR”) at least one (1) Business Day prior to the date of this Agreement or otherwise provided directly (including through email) to Parent or any of its Representatives prior to the execution and delivery of this Agreement.  Each of the parties hereto has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 9.05.        Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 9.06.        Counterparts.  This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement electronically (including portable document format (.pdf)) or by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 9.07.        Entire Agreement; No Third-Party Beneficiaries.  This Agreement and any exhibits, annexes or schedules hereto, including the Company Disclosure Letter and the Statutory Merger Agreement, together with the Confidentiality Agreement and the Support Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral (whether in final or draft form), among, the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to, and shall not, confer upon any Person other than the parties hereto any rights or remedies hereunder and, except for (a) if the Effective Time occurs, (i) the right of the holders of Class A Shares to receive the Merger Consideration and the rights of holders of Company Equity Awards to receive the consideration payable in accordance with Section 2.04 and (ii) the provisions set forth in Section 6.04, (b) the Company Related Parties, who shall be express third-party beneficiaries of Section 8.03(d), (c) the Company’s right to pursue damages on behalf of the holders of Company Shares in the event of any Parent Party’s Willful Breach of this Agreement, which right is hereby acknowledged by the Parent Parties.

Section 9.08.        Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely in that State, without regard to any laws that might otherwise govern under applicable principles of conflicts or choice of law or otherwise; provided, however, that, (i) to the extent any provisions of this Agreement relate to the exercise of a director’s or officer’s fiduciary duties and/or similarly, statutory duties or obligations and/or (ii) statutory provisions or other Applicable Laws of Bermuda are mandatorily applicable to the Merger, such provisions shall be governed by and in accordance with the laws of Bermuda.

(b)          All Actions arising out of or relating to this Agreement and the transactions contemplated hereby, including the interpretation and enforcement hereof shall (except to the extent, and solely to the extent, that any such Action that relates to the Merger or the Statutory Merger Agreement mandatorily must be brought in Bermuda) be heard and determined in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. The parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Actions and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action and agree not to assert any Action in any other court or forum. The parties agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing contained in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment. The parties to this Agreement agree that mailing of process or other papers in connection with any such Action in the manner provided in Section 9.02 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

(c)          EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY DISPUTE, CLAIM OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, RELATED TO, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.  EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

(d)          The provisions of this Section 9.08 are not intended and shall not be deemed to constitute a submission by the Parent Parties to the jurisdiction of any United States federal or state court or any other United States Governmental Entity, other than and solely for purposes of any Action arising out of or relating to this Agreement and the transactions contemplated hereby as provided in this Section 9.08 and, if the Effective Time occurs, any Action initiated (i) by the holders of Class A Shares to enforce their right to receive the Merger Consideration, (ii) by the holders of Company Equity Awards to enforce their right to receive the consideration payable in accordance with Section 2.04 and (iii) by any Indemnitee to enforce its rights set forth in Section 6.04.

Section 9.09.        Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto.  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 9.09 shall be null and void.

Section 9.10.        Specific Enforcement.  Each party hereto acknowledges and agrees that irreparable damage would occur in the event of a breach by it of, or failure to perform under, this Agreement and that monetary damages or any other remedy at law, if available, would not be a sufficient remedy therefor.  Therefore, it is agreed that each party shall be entitled to specific performance and injunctive relief to prevent breaches of and enforce the provisions of this Agreement, including the right to specific performance and injunctive relief to cause the other party to effect the Closing in accordance with the requirements of Section 1.02 of this Agreement, and each party hereby waives any requirement for the securing or posting of any bond or other undertaking in connection with such remedy.  Such remedies shall be cumulative and not exclusive and, subject to Section 8.03(d), shall be in addition to any other remedies which any party may have under this Agreement, whether at law or in equity.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company, Parent, Holding and Merger Sub have duly executed this Agreement, all as of the date first written above.

BELMOND LTD.

By:	/s/	H. Roeland Vos
Name:		H. Roeland Vos
Title:		President and Chief Executive Officer

LVMH MOËT HENNESSY -
LOUIS VUITTON SE

By:	/s/	Jean-Jacques Guiony
Name:		Jean-Jacques Guiony
Title:		Group Chief Financial Officer

PALLADIO OVERSEAS
HOLDING LIMITED

By:	/s/	Loïc Henriot
Name:		Loïc Henriot
Title:		Director

FENICE LTD.

By:	/s/	Loïc Henriot
Name:		Loïc Henriot
Title:		Director

[Signature Page to Merger Agreement]

Exhibit A

[See Support Agreement filed as Exhibit 10.1 to this Current Report on Form 8-K.]

Exhibit B

Statutory Merger Agreement

THIS MERGER AGREEMENT dated [•] is made BETWEEN:

(1)          BELMOND LTD., an exempted company incorporated in Bermuda having registration number [•] and having its registered office at 22 Victoria Street, Hamilton HM 12, Bermuda (the “Company”); and

(2)          FENICE LTD., a company registered in Bermuda under number [•] as an exempted company having its registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (“Merger Sub”).

WHEREAS:

(1)          Merger Sub is an indirect, wholly-owned subsidiary of  LVMH Moët Hennessy - Louis Vuitton SE, a corporation organized under the laws of France (“Parent”), and a wholly-owned subsidiary of Palladio Overseas Holding Limited, a corporation organized under the laws of England and Wales (“Holding”).

(2)          The Company and Merger Sub have agreed to merge pursuant to Section 104H of the Companies Act (as defined below) (the “Merger”) and the Company will survive the Merger as the surviving company and will continue its existence as a Bermuda exempted company on the terms hereinafter appearing.

(3)          This Agreement is the “Statutory Merger Agreement” as referred to in the Agreement and Plan of Merger (as defined below).

(4)          Pursuant to the terms of the Agreement and Plan of Merger, the shareholders of the Company have approved the Merger and this Agreement.

IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

1.1          Unless the context otherwise requires, the following words and expressions have the following meanings in this Agreement:

“Agreement and Plan of Merger” means the Agreement and Plan of Merger dated as of December 13, 2018 and made among the Company (1), Merger Sub (2), Holding (3) and Parent (4) relating to, inter alia, the Merger;

“Companies Act” means the Companies Act 1981 (as amended) of Bermuda;

“Excluded Shares” means all Company Shares that are (1) owned by the Company as treasury shares or owned by any direct or indirect wholly-owned Subsidiary of the Company (other than Class B Shares) or (2) owned by Parent, Holding, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent, issued and outstanding immediately prior to the Effective Time; and

“Merger Conditions” means the conditions to the Closing set out in Article VII in the Agreement and Plan of Merger.

1.2          All capitalized terms used but not otherwise defined in this Statutory Merger Agreement have the respective meanings ascribed to such terms in the Agreement and Plan of Merger.

2.	Effectiveness of the Merger

2.1          The parties to this Agreement agree that, subject to the terms and conditions of this Agreement and the Agreement and Plan of Merger, and in accordance with Section 104H of the Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company in the Merger.

2.2          The Merger shall be conditional on:

2.2.1          the satisfaction (or, if capable of waiver, waiver in accordance with the terms of the Agreement and Plan of Merger) of each of the Merger Conditions; and

2.2.2          the issuance of the Certificate of Merger by the Registrar.

2.3          The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar at the time and date shown on the Certificate of Merger.

3.	Name

The Surviving Company shall be named Belmond Ltd.

4.	Memorandum of Association

The memorandum of association of the Company as is in effect immediately prior to the Effective Time shall be the memorandum of association of the Surviving Company.

5.	Bye-laws

The bye-laws of the Company as is in effect immediately prior to the Effective Time shall be the bye-laws of the Surviving Company.

6.	Directors

6.1          The names and addresses of the persons proposed to be the directors of the Surviving Company, being the directors of Merger Sub immediately prior to the Effective Time, are as follows:

[•]

[•]

6.2          Those individuals identified above shall hold office as directors of the Surviving Company until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the Companies Act and the bye-laws of the Surviving Company.

7.	Effect of Merger on Share Capital of Merger Sub

At the Effective Time, by virtue of the Merger, and without any action on the part of the Parent Parties, the Company, or any holder of any share capital of the Company or Merger Sub, each Merger Sub Share issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and converted into such number of fully paid and nonassessable Class A common shares, par value $0.01 per share, of the Surviving Company such that, when taken together with any Class A Shares that remain outstanding immediately following the Effective Time will equal the aggregate number of Class A Shares issued and outstanding immediately prior to the Effective Time.

8.	Effect of Merger on Share Capital of the Company

8.1          At the Effective Time, by virtue of the Merger and without any action on the part of the Parent Parties, the Company or any holder of any share capital of the Company or Merger Sub:

8.1.1          each Excluded Share shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor nor any repayment of capital be made in respect thereof;

8.1.2          all Class B Shares issued and outstanding immediately prior to the Effective Time shall remain outstanding as Class B common shares, par value $0.01 per share, of the Surviving Company and shall be unaffected by the Merger; and

8.1.3          subject to clause 8.1.4, each Class A Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall automatically be converted into and shall thereafter represent the right to receive the Per Share Merger Consideration on the terms and subject to the conditions of the Agreement and Plan of Merger, and all such Class A Shares shall no longer be issued and outstanding and shall cease to exist, and each holder of a Certificate or Book-Entry Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pertaining to the Class A Shares represented thereby, without interest, upon the surrender thereof.

8.1.4          At the Effective Time, each Dissenting Share shall automatically be canceled and shall cease to exist and, unless otherwise required by Applicable Law, shall automatically be converted into the right to receive the Per Share Merger Consideration without interest upon the surrender thereof. Any holder of Dissenting Shares shall, in the event that the Appraised Fair Value is greater than the Per Share Merger Consideration, also be entitled to receive from the Surviving Company an amount in cash equal to the difference between the Appraised Fair Value and the Per Share Merger Consideration in respect of each Dissenting Share by payment made within thirty (30) days after such Appraised Fair Value is finally determined by the Supreme Court of Bermuda (the “Court”) under Section 106(6) of the Companies Act pursuant to such appraisal procedure. In the event of an Appraisal Withdrawal with regards to a holder of Dissenting Shares, such holder’s Dissenting Shares shall be canceled and cease to exist as of the Effective Time, other than the right to receive solely the Per Share Merger Consideration for each such Dissenting Share.

9.	Miscellaneous

9.1          Nothing in this Agreement shall be construed as creating any partnership or agency relationship between any of the parties.

9.2          Any waiver of any right under this Agreement shall only be effective if it is in writing, and shall apply only in the circumstances for which it is given and shall not prevent the party who has given the waiver from subsequently relying on the provision it has waived. No failure or delay by the Company or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signing on behalf of such party.

9.3          Unless specifically provided otherwise, rights arising under this Agreement shall be cumulative and shall not exclude rights provided by Applicable Law.

9.4          This Agreement shall terminate upon the earliest to occur of: (i) agreement in writing between Merger Sub and the Company at any time prior to the Effective Time; and (ii) automatically upon termination of the Agreement and Plan of Merger in accordance with its terms. Without prejudice to the provisions of the Agreement and Plan of Merger, in the event of the termination of this Agreement as provided in this clause 9.4, there shall be no liability on the part of Merger Sub, the Company or their respective directors, officers and Affiliates.

9.5          The provisions of this Agreement shall not be deemed to modify, add to or amend the provisions of the Agreement and Plan of Merger. In the event of any conflict or inconsistency between the terms of this Agreement and the Agreement and Plan of Merger, the Agreement and Plan of Merger shall prevail.

9.6          Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment not permitted by this clause 9.6 shall be null and void.

9.7          This Agreement shall be executed by the parties in two or more original copies at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153.

10.	Notices

All notices, requests and other communications to any party given under this Agreement shall be in writing and shall be deemed given if delivered in person (upon delivery), by overnight courier service (on the first Business Day after deposit therewith), by electronic mail (upon transmission, provided no “bounceback” or notice of non-delivery is received), or two (2) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses:

If to Merger Sub, to:

c/o LVMH Moet Hennessy – Louis Vuitton SE
22 avenue Montaigne
75008 Paris
Attention: Jean-Jacques Guiony; Bernard Kuhn
Email: jj.guiony@lvmh.fr; b.kuhn@lvmh.fr

with copies (which shall not constitute notice) to:

Baker & McKenzie A.A.R.P.I.
1 rue Paul Baudry
75008 Paris, France
Attention: Stéphane Davin; Francois-Xavier Naime
Email: stephane.davin@bakermckenzie.com; francois-xavier.naime@bakermckenzie.com

Baker & McKenzie LLP
300 East Randolph Street
Chicago, Illinois 60601
Attention: Craig A. Roeder; Thomas Hughes
Email: craig.roeder@bakermckenzie.com; thomas.hughes@bakermckenzie.com

If to the Company, to:

Belmond Ltd.
Shackleton House
4 Battle Bridge Lane
London
SE1 2HP
UK
Attention: Richard M. Levine
Email: richard.levine@belmond.com

with copies (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Michael J. Aiello; Sachin Kohli
Email: michael.aiello@weil.com; sachin.kohli@weil.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. Bermuda time and such day is a business day in Bermuda. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

11.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of Bermuda, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

The parties to this Agreement hereby irrevocably agree that the Court shall have exclusive jurisdiction in respect of any dispute, suit, action, arbitration or proceedings (“Proceedings”) which may arise out of or in connection with this Agreement and waive any objection to Proceedings in the Court on the grounds of venue or on the basis that the Proceedings have been brought in an inconvenient forum.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

SIGNED for and on behalf of BELMOND LTD.

By:

Name:

Title:

SIGNED for and on behalf of FENICE LTD.

By:

Name:

Title: